                                                                    EXHIBIT 99.1

                           [VIVENDI UNIVERSAL LOGO]

                 FIRST HALF 2003 OPERATING AND FINANCIAL REVIEW

                                  AND PROSPECTS

                                        &

                     UNAUDITED INTERIM FINANCIAL STATEMENTS

                           FOR THE FIRST HALF OF 2003

                               (FRENCH GAAP BASIS)

                                  JUNE 30, 2003

                                                    Unaudited, French GAAP Basis

                                TABLE OF CONTENTS


A.- FIRST HALF 2003 OPERATING AND FINANCIAL REVIEW AND PROSPECTS (unaudited).................................    1
   1. First half results.....................................................................................    1
      1.1 Profit and loss highlights.........................................................................    1
      1.2 Revenues and operating income by business segment..................................................    3
      1.3 Supplementary information..........................................................................    7
   2. Liquidity update.......................................................................................   10
      2.1 Financial position and capital resources...........................................................   10
      2.2 Condensed Statement of cash flows..................................................................   12
      2.3 Change in financial net debt during first half of 2003.............................................   13
      2.4 Liquidity guidances................................................................................   14
      2.5 Description of our indebtedness....................................................................   15
   3. Forward Looking Statements.............................................................................   20

B- CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003 (unaudited)............................................   22
   Note 1 - Summary of significant accounting policies.......................................................   26
   Note 2 - Goodwill.........................................................................................   26
      2.1 Changes in goodwill................................................................................   26
      2.2 Acquisitions and Dispositions......................................................................   26
      2.3 Final purchase price allocation of the entertainment assets of InterActiveCorp.....................   27
      2.4 Review of the carrying value of goodwill and other intangible assets...............................   28
   Note 3 - Shareholders' equity, minority interests and other equity........................................   28
      3.1 Goodwill recorded as a reduction of shareholders' equity...........................................   28
      3.2 Minority interests.................................................................................   29
      3.3 Other equity: notes mandatorily redeemable or new shares of Vivendi Universal......................   29
      3.4 Bonds exchangeable and convertible into Vivendi Universal shares (OCEANE)..........................   29
   Note 4 - Debt.............................................................................................   29
      4.1 Financial Net Debt.................................................................................   29
      4.2 Long-term debt detailed by currency................................................................   32
   Note 5 - Income taxes.....................................................................................   33
   Note 6 - Additional financial statement information.......................................................   33
      6.1 Other financial expense, net of provisions.........................................................   33
      6.2 Exceptional items, net (capital gains or losses, net of reversal of provisions)....................   34
      6.3 Depreciation and amortization......................................................................   34
      6.4 Selected contribution data to consolidated statement of cash flows as of June 30, 2003.............   35
   Note 7 - Business segment data............................................................................   35
      7.1 Statement of Income................................................................................   35
      7.2 Balance sheet and consolidated statement of cash flows.............................................   35
   Note 8 - Commitments, contingencies and litigation........................................................   36
      8.1 Commitments and contingencies......................................................................   36
      8.2 Litigation.........................................................................................   43
   Note 9 - Subsequent events................................................................................   46
      9.1 Vivendi Universal and General Electric have entered into exclusive negociations for the merger
      of Vivendi Universal Entertainment and National Broadcasting Company...................................   46
      9.2 Merger of Cegetel and Telecom Developpement........................................................   47
      9.3 Agreement on sale of Canal+ Television AB..........................................................   47

                                                    Unaudited, French GAAP Basis

A.- FIRST HALF 2003 OPERATING AND FINANCIAL REVIEW AND PROSPECTS (UNAUDITED)

Preliminary note: Vivendi Universal considers the following non-GAAP measures to be important indicators of the Company's operating or financial performance:

         -        average revenue per users determined by SFR-Cegetel

         -        pro forma revenue and operating income

These measures are each defined in the appropriate section of this document. They should be considered in addition to, not as a substitute for, other measures reported in accordance with generally accepted accounting principles used to report the performance of the Company. Moreover it should be noted that these indicators as determined by Vivendi Universal may be defined and calculated differently by other companies, thereby affecting comparability.

         1. FIRST HALF RESULTS

                  1.1 PROFIT AND LOSS HIGHLIGHTS

Consolidated statement of income (French GAAP, unaudited)

Due to substantial perimeter reductions, the straightforward comparisons of 2003 versus 2002 results, on an actual basis, may not be meaningful. This is why the comparisons below are presented with an illustrative perimeter identical to existing fully consolidated subsidiaries.


                                                                                               Half-year ended June 30,
                                                                                     -----------------------------------------------
                                                                                        2003              2002               2002
                                                                                                 Illustration VE equity
                                                                                                   accounting and VUP
                                                                                                   sold affiliates as
                                                                                                      discontinued
                                                                                                      operations (1)   As published
                                                                                     ---------   ----------------------   ----------
                                                                                     (In millions of euros, excep per share amounts)
REVENUES                                                                             E  12 364        E     13 304        E  29 990
Cost of revenues                                                                        (7 203)             (7 923)         (20 798)
Selling, general and administrative expenses                                            (3 443)             (4 063)          (6 837)
Other operating expenses, net                                                              (41)                (67)             (65)
                                                                                     ---------        ------------        ---------
OPERATING INCOME                                                                         1 677               1 251            2 290
Financing expenses                                                                        (377)               (268)            (674)
Other financial expense, net of provisions                                      (2)       (289)             (3 451)          (3 556)
                                                                                     ---------        ------------        ---------
FINANCING AND OTHER EXPENSE, NET                                                          (666)             (3 719)          (4 230)
INCOME (LOSS) BEFORE EXCEPTIONAL ITEMS, INCOME TAXES, EQUITY
INTEREST, GOODWILL AMORTIZATION AND MINORITY INTERESTS                                   1 011              (2 468)          (1 940)
Exceptional items, net                                                                     337               2 128            2 068
Income tax expense                                                                        (633)               (265)            (365)
                                                                                     ---------        ------------        ---------
INCOME (LOSS) BEFORE EQUITY INTEREST, GOODWILL AMORTIZATION AND
MINORITY INTERESTS                                                                         715                (605)            (237)
Equity (losses) earnings of unconsolidated companies and sold affiliates     (1)(3)        (67)               (198)            (273)
Equity loss in Veolia Environnement impairment                                  (4)       (190)                  -                -
Goodwill amortization                                                                     (466)               (471)            (642)
Goodwill impairment                                                                       (122)            (11 000)         (11 000)
                                                                                     ---------        ------------        ---------
LOSS BEFORE MINORITY INTERESTS                                                            (130)            (12 274)         (12 152)
Minority interests                                                                        (502)                (32)            (154)
                                                                                     ---------        ------------        ---------
NET LOSS                                                                             E    (632)       E    (12 306)       E (12 306)
                                                                                     =========        ============        =========
LOSS PER BASIC SHARE                                                                 E   (0,59)       E     (11,32)       E  (11,32)
                                                                                     =========        ============        =========
Weighted average common shares outstanding (in millions)                        (5)    1 070,4             1 086,9          1 086,9

(1) This illustrative consolidated statement of income presents the accounting of Veolia Environnement (ex Vivendi Environnement) using the equity method from January 1st, 2002 and Vivendi Universal Publishing (VUP) assets sold in 2002 and 2003 as discontinued operations in accordance with the option proposed by the paragraph 23100 of the French rules 99-02.

                                                    Unaudited, French GAAP Basis

(2) Includes financial provisions, net of E374 million, E(3,354) million and E(3,402) million as of June 30, 2003, June 30, 2002 "Illustration VE equity accounting and VUP sold affiliates as discontinued operations" and June 30, 2002 as published, respectively.

(3) Includes in the first half of 2003 the equity earnings of Veolia Environnement for E11 million.

(4) The impairment loss E190 million corresponds to Vivendi Universal's 20.4 % interest in Veolia Environnement impairment of goodwill and other intangible assets (i.e., E440 million), after a "theoretical" impairment of goodwill initially recorded as a reduction of shareholder's equity of E250 million, as prescribed by French GAAP. Please refer to section Note 3 "Shareholders' equity, minority interests and other equity" in "Consolidated Financial Statements at June 30, 2003", included elsewhere in this document.

(5) Excluding treasury shares recorded as a reduction of shareholders' equity.

Comparison of half-year ended June 30, 2003 versus half-year ended June 30, 2002 as published

REVENUES

For the first half of 2003, Vivendi Universal's consolidated revenues amounted to E12,364 million compared with E29,990 million for the first half of 2002. On a pro forma basis 1, and excluding exchange rate fluctuations, first half 2003 revenues decreased 4%. The 23% appreciation of the euro against the dollar since the first half of 2002 has an impact over last year of 8.0 points on pro forma revenues growth (E1,107 million).

OPERATING INCOME

The operating income was E1,677 million for the first half of 2003, up 34% (excluding businesses sold in 2002 and 2003) compared to the same period last year. On a pro forma basis1, the first half operating income was up 20%. The appreciation of the euro against the dollar since the first half of 2002 has an impact over last year of 8.6 points on pro forma operating growth (E120 million). On a constant currency basis, pro forma operating income growth would have been 29%.

This operating income improvement was achieved through:

         - The continued progress at SFR-Cegetel (operating income up 32% compared to last year same period) and Maroc Telecom (up 39%);

         - The progress in the turn-around of Canal Plus Group which has a positive half year operating income of E245 million (including the reversal of the Disney provision for E129 million) to be compared with a loss of E68 million in the same period last year;

         - The continued and fast reduction in losses in other cash-draining activities (Internet and Holding & Corporate);

         -        And despite declines in Vivendi Universal Games and Music.

FINANCING EXPENSES

In the first half of 2003, financing expenses amounted to E377 million, a decline of 44% compared to the same period in 2002. The sales of affiliates and of the majority of our interest in Veolia Environnement at the end of 2002 significantly reduced our debt level. Of the total financing expenses in the first half of 2002, E406 million pertained to affiliates sold in 2002 and 2003 and Veolia Environnement, which was deconsolidated at the end of 2002. However, higher costs were incurred in 2003 as a consequence of the downgrades of the Company's credit rating during 2002 and the implementation of the refinancing plan of the Company initiated in July 2002. The average cost of debt in the first half of 2003 was 4.5% compared to 3.2% in the first half of 2002 (excluding Veolia Environnement).

OTHER FINANCIAL EXPENSE, NET OF PROVISIONS

For the first half of 2003, other financial expense, net of provisions of E289 million, was principally comprised of the gain on the sale of InterActiveCorp warrants (E125 million), foreign exchange losses (-E145 million), the impact of the termination of the LineInvest total return swap related to the sale of AOL Europe shares (E97 million), a provision on interest rate swaps (-E82 million), the amortization of deferred charges on bond issuances, facilities and others (-E107 million).

For the first half of 2002, other financial expense, net of provisions of E3,556 million was principally comprised of capital gains of the sale of portfolio investments (E194 million, primarily Vinci), losses related to the put options on treasury shares (-E585 million), the reversal of Vizzavi 2001 impairment based on the negotiations with Vodafone for the sale of this investment (E130 million) and provisions accruals mainly related to certain international telecoms operations (mainly Elektrim Telekomunikacja: -E622 millions and Hungarian investment: -E385), Echostar investment (-E598 million), Sithe Energies (-E284 million), potential

-------------------------------

(1) The pro forma information illustrates the effect of the acquisition of the entertainment assets of InterActiveCorp - formerly known as USA Interactive and prior thereto as USA Networks, Inc.- and the disposition of VUP assets in 2002 and 2003, as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting of Veolia Environnement using the equity method at January 1, 2002 instead of December 31, 2002. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal's businesses (excluding businesses sold) and the actual results reported by each of the acquired businesses in each period presented. Additionally, the results of Universal Studios international television networks (International TV Networks) are reported by Vivendi Universal Entertainment instead of Canal Plus Group. This reclassification has no impact on the total results of Vivendi Universal. The pro forma results are not necessarily indicative of the combined results that would have occurred had the transactions actually occurred at the beginning of 2002. (Please refer to section 1.3 for the reconciliation of actual revenues and operating income to pro forma revenues and operating income)

                                                    Unaudited, French GAAP Basis
market risk on AOL Time Warner shares in connection with the LineInvest total return swap (-E270 million), premium on Vivendi Universal call options granted to BNP (-E226 million), DuPont investment (-E173 million), the contingent purchase price of Rondor Music (-E127 million) and Softbank Capital Partners investment (-E120 million).

EXCEPTIONAL ITEMS, NET

For the first half of 2003, net exceptional items of E337 million, mainly consisted of capital gains on the disposals of Telepiu (E198 million), the Consumer Press Division (E104 million) and Comareg (E43 million), and the sale of international telecom assets (E36 million).

In the first half of 2002, net exceptional income totaled E2.1 billion, reflecting the gains on the BSkyB share sale (E1.6 billion), on the Veolia Environnement transactions (E630 million) and on the disposition of Canal Digital (E144 million), partially offset by the loss on the disposition of VUP's business-to-business and health divisions (E253 million).

INCOME TAX EXPENSE

In 2003, income tax expense totaled E633 million, an increase of 73% over the prior year. In the first half of 2002, the tax expense was partially offset by deferred tax income related to French fiscal group tax losses generated by the financial provision accruals. In 2003, the supplementary tax losses generated inside French fiscal group were not recognized as deferred tax assets due to uncertain recovery prospects. Excluding holding companies and before financial provision, exceptional items, goodwill amortization, equity losses and minority interest, Vivendi Universal's effective tax rate in the first half of 2003 was 38% compared to 43% for the same period in 2002.

EQUITY LOSSES OF UNCONSOLIDATED COMPANIES AND SOLD AFFILIATES

In 2003, this line item includes E7 million for equity earnings of sold affiliates related to the Consumer Press Division, which was sold in early February 2003. As for the equity losses of unconsolidated companies, it decreased 73% to E74 million primarily due to decreased losses from international telecom affiliates and Canal Plus Group and the sale of Vizzavi in August 2002.

GOODWILL AMORTIZATION

For the first half of 2003, recurring goodwill amortization declined 47%, primarily due to the impact of the goodwill impairment charges taken in 2002, which were partially offset by the amortization of goodwill related to the entertainment assets of InterActiveCorp and the complementary interest in Cegetel Groupe SA. In the first half of 2003, goodwill amortization also included an exceptional amortization E129 million at Canal Plus Group, which was recorded in order to offset the reversal of the Disney provision. This provision was reversed through operating income in the first quarter of 2003 when the turn around of the Telepiu subscriber base in the fourth quarter of 2002 and the first quarter of 2003 had made the Disney contract profitable.

GOODWILL IMPAIRMENT

For the first half of 2003, the goodwill impairment related to Canal Plus Group's subsidiaries (Canal + Nordic, Canal+ Benelux and other assets), which the Company intends to sell. As at June 30, 2002, in light of the continued deterioration of the economy since December 2001 and the impact of higher financing costs for the Company, management recorded an interim impairment charge of approximately E11 billion. This impairment concerned Canal Plus Group (E3.8 billion), Universal Music Group (E3.5 billion), Vivendi Universal Entertainment (E2.6 billion), and Telecom and Internet (E1.1 billion).

MINORITY INTERESTS

In the first half of 2003, the minority interest expense, at E502 million, increased significantly primarily due to the improved profitability at SFR-Cegetel but was partially offset by the deconsolidation of Veolia Environnement (VE). VE was fully consolidated (with the Company owning a 63% interest) for the first half of 2002 and accounted for using the equity method in 2003.

NET LOSS

A net loss of E632 million in the aggregate or E0.59 per share (basic and diluted) was incurred in the first half of 2003, compared with a net loss of E12,306 million in the aggregate or E11.32 per share (basic and diluted) in the first half of 2002.

                  1.2 REVENUES AND OPERATING INCOME BY BUSINESS SEGMENT

                                                    Unaudited, French GAAP Basis


                                                                                       ACTUAL (1)
                                                        -----------------------------------------------------------------------
                                                               Quarter Ended June 30,            Half-Year Ended June 30,
                                                        ----------------------------------   ----------------------------------
                                                           2003         2002      % Change      2003         2002      % Change
                                                        ----------   ----------   --------   ----------   ----------   --------
                                                                                 (In millions of euros)
REVENUES
 SFR - Cegetel                                          E    1 831   E    1 729          6%  E    3 612   E    3 442        5%
 Maroc Telecom                                                 357          361         -1%         714          716        0%
 Universal Music Group                                       1 068        1 509        -29%       2 168        2 873      -25%
 Vivendi Universal Entertainment                             1 516        1 776        -15%       2 962        3 151       -6%
 Canal Plus Group                                            1 049        1 145         -8%       2 215        2 344       -6%
 Vivendi Universal Games (2)                                   134          211        -36%         240          336      -29%
                                                        ----------   ----------   --------   ----------   ----------   ------
                                                             5 955        6 731        -12%      11 911       12 862       -7%
 Others (3)                                                    129          173        -25%         325          442      -26%
                                                        ----------   ----------   --------   ----------   ----------   ------
 TOTAL VIVENDI UNIVERSAL
  (EXCLUDING BUSINESSES SOLD IN 2002 AND 2003)          E    6 084   E    6 904        -12%  E   12 236   E   13 304       -8%
                                                        ==========   ==========   ========   ==========   ==========   ======
 Veolia Environnement                                            -        7 451         na            -       14 951       na
 VUP assets sold during 2002 and 2003(4)                        48          986        -95%         128        1 735      -93%
                                                        ----------   ----------   --------   ----------   ----------   ------
 TOTAL VIVENDI UNIVERSAL                                E    6 132   E   15 341        -60%  E   12 364   E   29 990      -59%
                                                        ==========   ==========   ========   ==========   ==========   ======

OPERATING INCOME
 SFR - Cegetel                                          E      519   E      388         34%  E      984   E      747       32%
 Maroc Telecom                                                 145           95         53%         283          204       39%
 Universal Music Group                                         (14)         142         na          (42)         169       na
 Vivendi Universal Entertainment                               282          381        -26%         495          529       -6%
 Canal Plus Group                                               87            -         na          245          (68)      na
 Vivendi Universal Games (2)                                   (28)          40         na          (52)          39       na
                                                        ----------   ----------   --------   ----------   ----------   ------
                                                               991        1 046         -5%       1 913        1 620       18%
 Holding & Corporate                                           (83)        (102)        19%        (154)        (187)      18%
 Others (3)                                                    (81)        (162)        50%         (88)        (182)      52%
                                                        ----------   ----------   --------   ----------   ----------   ------
 TOTAL VIVENDI UNIVERSAL
  (EXCLUDING BUSINESSES SOLD IN 2002 AND 2003)          E      827   E      782          6%  E    1 671   E    1 251       34%
                                                        ==========   ==========   ========   ==========   ==========   ======
 Veolia Environnement                                            -          536         na            -        1 011       na
 VUP assets sold during 2002 and 2003(4)                         6           78        -92%           6           28      -79%
                                                        ----------   ----------   --------   ----------   ----------   ------
 TOTAL VIVENDI UNIVERSAL                                E      833   E    1 396        -40%  E    1 677   E    2 290      -27%
                                                        ==========   ==========   ========   ==========   ==========   ======

(1) 2003 and 2002 revenues totals represent actual revenue as published in BALO on August 1, 2003 and on August 14, 2002 respectively.

(2) Formerly part of VUP (includes Kids Activities e.g. Adi/Adibou in France and JumpStart in the United States).

(3) Principally comprised of Vivendi Telecom International, Internet, Vivendi Valorisation (previously reported in non-core businesses), VUP assets not sold during 2002 and 2003 (Atica & Scipione, publishing activities in Brazil) and the elimination of intercompany transactions.

(4) Comprised of Comareg sold in May 2003, the Consumer Press Division sold in February 2003, VUP assets sold to Investima 10 in December 2002, Houghton Mifflin sold in December 2002 and VUP's Business to Business and Health divisions sold in June 2002. Please note that prior to its sale, Comareg was included in "Other" in the first quarter revenues and operating income published on June 17, 2003 for E128 million and E6 million, respectively.

                                                    Unaudited, French GAAP Basis


                                                                                       PRO FORMA (1)
                                                        -----------------------------------------------------------------------
                                                               Quarter Ended June 30,            Half-Year Ended June 30,
                                                        ----------------------------------   ----------------------------------
                                                           2003         2002      % Change      2003         2002      % Change
                                                        ----------   ----------   --------   ----------   ----------   --------
                                                                                 (In millions of euros)
REVENUES
 SFR - Cegetel                                          E    1 831   E    1 729          6%  E    3 612   E    3 442        5%
 Maroc Telecom                                                 357          361         -1%         714          716        0%
 Universal Music Group                                       1 068        1 509        -29%       2 168        2 873      -25%
 Vivendi Universal Entertainment                             1 516        1 974        -23%       2 962        3 825      -23%
 Canal Plus Group                                            1 049        1 124         -7%       2 215        2 298       -4%
 Vivendi Universal Games (2)                                   134          211        -36%         240          336      -29%
                                                        ----------   ----------   --------   ----------   ----------   ------
                                                             5 955        6 908        -14%      11 911       13 490      -12%
 Others (3)                                                    129          173        -25%         325          442      -26%
                                                        ----------   ----------   --------   ----------   ----------   ------
 TOTAL VIVENDI UNIVERSAL                                E    6 084   E    7 081        -14%  E   12 236   E   13 932      -12%
                                                        ==========   ==========   ========   ==========   ==========   ======
 (EXCLUDING BUSINESSES SOLD IN 2002 AND 2003)

OPERATING INCOME
 SFR - Cegetel                                          E      519   E      388         34%  E      984   E      747       32%
 Maroc Telecom                                                 145           95         53%         283          204       39%
 Universal Music Group                                         (14)         142         na          (42)         169       na
 Vivendi Universal Entertainment                               282          378        -25%         495          654      -24%
 Canal Plus Group                                               87            6         na          245          (52)      na
 Vivendi Universal Games (2)                                   (28)          40         na          (52)          39       na
                                                        ----------   ----------   --------   ----------   ----------   ------
                                                               991        1 049         -6%       1 913        1 761        9%
 Holding & Corporate                                           (83)        (102)        19%        (154)        (187)      18%
 Others (3)                                                    (81)        (162)        50%         (88)        (182)      52%
                                                        ----------   ----------   --------   ----------   ----------   ------
 TOTAL VIVENDI UNIVERSAL                                E      827   E      785          5%  E    1 671   E    1 392       20%
                                                        ==========   ==========   ========   ==========   ==========   ======
 (EXCLUDING BUSINESSES SOLD IN 2002 AND 2003)

(1) The pro forma information illustrates the effect of the acquisition of the entertainment assets of InterActiveCorp and the disposition of VUP assets in 2002 and 2003, as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting of Veolia Environnement using the equity method at January 1, 2002 instead of December 31, 2002. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal's businesses (excluding businesses sold) and the actual results reported by each of the acquired businesses in each period presented. Additionally, the results of Universal Studios international television networks are reported by Vivendi Universal Entertainment instead of Canal Plus Group.This reclassification has no impact on the total results of Vivendi Universal. The pro forma results are not necessarily indicative of the combined results that would have occurred had the transactions actually occurred at the beginning of 2002.

(2) Formerly part of VUP (includes Kids Activities e.g. Adi/Adibou in France and JumpStart in the United States).

(3) Principally comprised of Vivendi Telecom International, Internet, Vivendi Valorisation (previously reported in non-core businesses), VUP assets not sold during 2002 and 2003 (Atica & Scipione, publishing activities in Brazil) and the elimination of intercompany transactions.

PLEASE REFER TO SECTION "1.3 SUPPLEMENTARY INFORMATION" FOR THE RECONCILIATION OF ACTUAL REVENUES AND OPERATING INCOME TO PRO FORMA REVENUES AND OPERATING INCOME.

Comments for the six main businesses

SFR-CEGETEL:

REVENUES : For the first half of 2003, SFR-Cegetel reported consolidated revenue of E3.6 billion, which was a 5% increase. Mobile telephony revenues increased 7% to E3.2 billion. During the first half 2003, SFR and SRR added 367,400 new customers to 13.9 million customers and increased market share on the French mobile market to 35.3% against 34.4% at end June 2002. Fixed telephony revenues declined 8% to E435 million mainly explained by unfavourable impact of year end 2002 voice price decreases and unfavourable traffic mix. Average Revenue per User (ARPU)(2) from prepaid customers increased 3% to E21.4 and ARPU from postpaid customers decreased 3% to E56.2 mainly due to fixed incoming call tariff decreases imposed by regulator (a 15% decrease from January 1, 2003 - following a 10% decrease from March 1, 2002). Data and Services monthly revenues per customer rose significantly (+49%) to E4.

------------------

(2) Please refer to section "1.3 Supplementary information" for a reconciliation of ARPU.

                                                    Unaudited, French GAAP Basis

OPERATING INCOME: SFR-Cegetel's operating income grew 32% to E984 million, due to efficient cost management, including reducing customer costs. Mobile telephony operating income grew 24% to E988 million. SFR was successful in increasing profitability through efficient cost management, with a 9% decrease in acquisition costs per gross addition (excluding promotions) and a strong reduction of bad debts compared to the same period of last year.

Fixed telephony operating losses were reduced by 92% to E4 million despite an 8% decline in revenues due to the unfavourable impact of year end 2002 voice price decreases and an unfavourable traffic mix.

MAROC TELECOM:

REVENUES: First half 2003 revenues amounted to E714 million, flat on an actual basis, a 5% increase at constant currency. Mobile revenues increased 6%. Maroc Telecom had 4,865,000 customers in mobile telephony (a 19% increase year-on-year) and 1,148,000 customers in fixed-line telephony (a 2% increase year-on-year).

OPERATING INCOME: Maroc Telecom operating income experienced a strong 39% growth to E 283 million. Operating income is up 46% at constant exchange rates compared to the same period last year. This good performance has been driven mainly by a continuing growth in the mobile activity, a decrease in interconnection and handsets costs, with continuing reduction in overhead costs.

UNIVERSAL MUSIC GROUP (UMG):

REVENUES: Universal Music Group's (UMG's) revenues declined 25% compared to the first half of 2002 due to adverse currency movements, particularly the strengthening of the euro against the U.S. dollar and the ongoing weakness in the global music market. Sales were down 15% in constant currency. Best sellers included the new release from 50 Cent that has now shipped over 8 million copies and strong carryover sales from 2002 releases by t.A.T.u. and Eminem. The 8 Mile OST featuring Eminem and Eminem's `The Eminem Show' sold an additional 5 million copies in the first half 2003.

OPERATING INCOME: The global music market continued to show weakness in the first half. UMG reported an operating loss of E42 million in the first half of 2003, reflecting the margin lost on the revenue decline and restructuring costs and other income from the sale of assets in 2002 not repeated in 2003. The full impact was partly offset by reductions in marketing expenses and catalogue amortization expenses. 2002 also had a stronger release schedule in its first half as compared to the same period in 2003.

Major releases scheduled for the second half of 2003 include albums from Bon Jovi, Sheryl Crow, Enrique Iglesias, Ronan Keating, Limp Bizkit, No Doubt, Luciano Pavarotti, Sting, Texas, Busted, and Safri Duo.

Furthermore, UMG will launch in the fourth quarter an aggressive plan to reduce the cost consumers pay for CDs by significantly reducing its wholesale prices on virtually all top line CDs in the U.S., with the aim of bringing music fans back into retail stores and driving music sales. While the Company believes this sort of fundamental pricing change is necessary for the long term health of the industry, there may be negative implications for near term results.

VIVENDI UNIVERSAL ENTERTAINMENT (VUE):

REVENUES: If the entertainment assets of InterActiveCorp had been acquired at January 1, 2002, VUE revenues would have decreased 23%. However, excluding the adverse impact of foreign exchange, VUE revenues decreased only 5% on a pro forma basis: improved Universal Television Networks revenue was more than offset by lower revenue from Universal Pictures Group, Universal Television Production, and Universal Parks & Resorts. In particular, the sale of Spencer Gifts, effective on May 30, 2003, had an adverse effect on revenues during this period.

OPERATING INCOME: For the first half of 2003, the operating income for VUE decreased by 6% in euros and in French GAAP, but increased 47% versus last year on a stand alone, U.S. GAAP, pro forma(3), and U.S. dollars comparable basis. The main difference stems from the weakening of the U.S. dollar. For the second quarter 2003, operating income increased 60% since last year on a comparable basis.

Universal Pictures Group's operating income increased by 60% in the first half 2003, on a comparable basis. This was driven primarily by the video successes of Bourne Identity and 8 Mile and the box office performance of Bruce Almighty and 2 Fast 2 Furious.

Universal Television Group's operating income decreased by 7% in the first half. This was driven by higher programming costs at Universal Television Networks due to increased investment in original programming, which will drive an increase in future advertising, as well as licensing fees at Universal Television Production (Just Shoot Me went into off-network syndication in 2002 and there is no comparable sale in 2003).

Universal Parks & Resorts' performance declined in the first half 2003 due to lower attendance at Universal Studios Hollywood and Universal Studios Japan as a result of continued security concerns and a weak travel industry.

------------------

(3) Pro forma basis as if the InterActiveCorp entertainment assets had been consolidated from January 1st, 2002 and the results of Universal Studio international television networks had been reported by Vivendi Universal Entertainment instead of Canal Plus Group.

                                                    Unaudited, French GAAP Basis

VUE's corporate costs were lower due to the restructuring charges in the prior year as a result of the acquisition of InterActiveCorp entertainment assets.

CANAL PLUS GROUP:

REVENUES: On a pro forma basis(4), revenues for Canal Plus Group were down 4%. Excluding all changes in the scope of the Canal Plus Group, principally the disposition of Telepiu, revenues increased 2% during the first half of 2003. The 5% growth in French pay-television revenues was mainly driven by the solid performances of CanalSatellite, while the premium channel revenues were slightly down (-3%). Revenues for the movie business were down 11% since no major film release was recorded in first half 2003.

OPERATING INCOME: Canal Plus Group's improved operating results reflect the strategic recovery plan implemented by the new management team. Operating income for the first half of 2003 totalled E245 million (including a reversal of provisions of E129 million), compared with a pro forma operating loss of E52 million in 2002.

The pay television business in France was the main source of operating income (up 79% from first-half 2002), thanks primarily to Canal+ (49% Vivendi Universal economic interest), Canalsatellite (66% Vivendi Universal economic interest) and Media Overseas. Theme channel publishing also showed significant growth following restructuring at Multithematiques (64% Vivendi Universal economic interest).

Operating income from the cinema business (StudioCanal) rose 50%, lifted by the catalog's growing profitability and a general cost-reduction plan.

In the first quarter of 2003, the Disney provision was reversed through operating income when the turn around of the Telepiu subscriber base in the fourth quarter of 2002 and the first quarter of 2003 had made the Disney contract profitable. An exceptionnal goodwill amortization of E129 million was recorded in order to offset the reversal of this provision. Aside from Telepiu, non-recurring items included new provisions and provision recoveries that offset each other. In light of seasonal variations in program and marketing costs, full-year operating income will be lower than the half-year result. The figure will, however, be positive for the first time since 1996 and noticeably higher than expected.

At June 30, 2003, Canal Plus Group in France (Canal+, Canalsatellite, Numericable and Media Overseas) had 7.9 million individual and collective subscriptions in metropolitan and overseas France.

VIVENDI UNIVERSAL GAMES (VUG):

REVENUES: Vivendi Universal Games generated revenues of E240 million. This was fueled by the worldwide product launch in June of The Hulk on all platforms and the Warcraft III Expansion Pack on PC in the North America and Asia Pacific regions. This represented a 29% decline versus a strong prior year, however, excluding the unfavorable impact of currency, this constitues a 17% decline. The prior year included the very successful launch of Blizzard's Warcraft III title in the North America and Asia Pacific regions in June, as well as strong sales from the Crash V, Crash I and Empire Earth titles.

OPERATING INCOME: Through the first half of the year, VUG posted an operating income loss of -E52 million. The prior year operating income was E39 million, fueled by the strong second quarter results. Significantly higher returns/price protection in the first half of 2003, primarily in North America and to a lesser extent in Europe, drove the year-over-year profit decline. The increase in less profitable console titles versus PC titles contributed to the profit variance with a partial offset from lower operating expenses.

                  1.3 SUPPLEMENTARY INFORMATION

Reconciliation of actual revenues and operating income to pro forma revenues and operating income

The Company was formed by the merger of Vivendi, Seagram and Canal Plus in December 2000 and, since that date, has made significant acquisitions and divestitures in the reported periods. In addition, it is required under French GAAP to promote comparability, even though it should be noted that this pro forma information is not compliant with Article 11 of the United States Securities and Exchange Commission Regulation S-X under the U.S. Securities Exchange Act of 1934. Pro forma revenues and operating income provide useful information to investors because they include comparable operations in each year presented and thus represent meaningful comparative information for assessing earnings trends. Pro forma information is calculated as a simple sum of the actual results of Vivendi Universal's businesses and the actual revenues and operating income reported by each of the acquired or disposed businesses in each year presented and includes no other adjustments.

------------------

(4) i.e. excluding Universal Studio international television networks reported by Vivendi Universal Entertainment.

                                                    Unaudited, French GAAP Basis


                                                                                                          VE and VUP
                                                                                                      sold in 2002 and
                                                                                      International     2003 equity
QUARTER ENDED JUNE 30, 2002                              Actual     InterActiveCorp    TV Networks       accounting      Pro Forma
                                                       ----------   ---------------   -------------   ----------------   ---------
                                                                                  (In millions of euros)
REVENUES
 SFR - Cegetel                                         E    1 729                                                        E   1 729
 Maroc Telecom                                                361                                                              361
 Universal Music Group                                      1 509                                                            1 509
 Vivendi Universal Entertainment                            1 776               177              21                          1 974
 Canal Plus Group                                           1 145                               (21)                         1 124
 Vivendi Universal Games                                      211                                                              211
                                                       ----------   ---------------   -------------   ----------------   ---------
                                                            6 731               177               -                  -       6 908
 Others                                                       173                                                              173
                                                       ----------   ---------------   -------------   ----------------   ---------
 TOTAL VIVENDI UNIVERSAL
  (EXCLUDING BUSINESSES SOLD IN 2002 AND 2003)         E    6 904   E           177   E           -   E              -   E   7 081
                                                       ==========   ===============   =============   ================   =========
 Veolia Environnement                                       7 451                                               (7 451)          -
 VUP assets sold during 2002 and 2003                         986                                                 (986)          -
                                                       ----------   ---------------   -------------   ----------------   ---------
 TOTAL VIVENDI UNIVERSAL                               E   15 341   E           177   E           -   E         (8 437)  E   7 081
                                                       ==========   ===============   =============   ================   =========

OPERATING INCOME
 SFR - Cegetel                                         E      388                                                        E     388
 Maroc Telecom                                                 95                                                               95
 Universal Music Group                                        142                                                              142
 Vivendi Universal Entertainment                              381                 3              (6)                           378
 Canal Plus Group                                               -                                 6                              6
 Vivendi Universal Games                                       40                                                               40
                                                       ----------   ---------------   -------------   ----------------   ---------
                                                            1 046                 3               -                  -       1 049
 Holding & Corporate                                         (102)                                                            (102)
 Others                                                      (162)                                                            (162)
                                                       ----------   ---------------   -------------   ----------------   ---------
 TOTAL VIVENDI UNIVERSAL
  (EXCLUDING BUSINESSES SOLD IN 2002 AND 2003)         E      782   E             3   E           -   E              -   E     785
                                                       ==========   ===============   =============   ================   =========
 Veolia Environnement                                         536                                                 (536)          -
 VUP assets sold during 2002 and 2003                          78                                                  (78)          -
                                                       ----------   ---------------   -------------   ----------------   ---------
 TOTAL VIVENDI UNIVERSAL                               E    1 396   E             3   E           -   E           (614)  E     785
                                                       ==========   ===============   =============   ================   =========

                                                    Unaudited, French GAAP Basis


                                                                                                          VE and VUP
                                                                                                      sold in 2002 and
                                                                                      International     2003 equity
HALF-YEAR ENDED JUNE 30, 2002                            Actual     InterActiveCorp    TV Networks       accounting      Pro Forma
                                                       ----------   ---------------   -------------   ----------------   ---------
                                                                                  (In millions of euros)
REVENUES
 SFR - Cegetel                                         E    3 442                                                        E   3 442
 Maroc Telecom                                                716                                                              716
 Universal Music Group                                      2 873                                                            2 873
 Vivendi Universal Entertainment                            3 151               628              46                          3 825
 Canal Plus Group                                           2 344                               (46)                         2 298
 Vivendi Universal Games                                      336                                                              336
                                                       ----------   ---------------   -------------   ----------------   ---------
                                                           12 862               628               -                  -      13 490
 Others                                                       442                                                              442
                                                       ----------   ---------------   -------------   ----------------   ---------
 TOTAL VIVENDI UNIVERSAL
  (EXCLUDING BUSINESSES SOLD IN 2002 AND 2003)         E   13 304   E           628   E           -   E              -   E  13 932
                                                       ==========   ===============   =============   ================   =========
 Veolia Environnement                                      14 951                                              (14 951)          -
 VUP assets sold during 2002 and 2003                       1 735                                               (1 735)          -
                                                       ----------   ---------------   -------------   ----------------   ---------
 TOTAL VIVENDI UNIVERSAL                               E   29 990   E           628   E           -   E        (16 686)  E  13 932
                                                       ==========   ===============   =============   ================   =========

OPERATING INCOME
 SFR - Cegetel                                         E      747                                                        E     747
 Maroc Telecom                                                204                                                              204
 Universal Music Group                                        169                                                              169
 Vivendi Universal Entertainment                              529               141             (16)                           654
 Canal Plus Group                                             (68)                               16                            (52)
 Vivendi Universal Games                                       39                                                               39
                                                       ----------   ---------------   -------------   ----------------   ---------
                                                            1 620               141               -                  -       1 761
 Holding & Corporate                                         (187)                                                            (187)
 Others                                                      (182)                                                            (182)
                                                       ----------   ---------------   -------------   ----------------   ---------
 TOTAL VIVENDI UNIVERSAL
  (EXCLUDING BUSINESSES SOLD IN 2002 AND 2003)         E    1 251   E           141   E           -   E              -   E   1 392
                                                       ==========   ===============   =============   ================   =========
 Veolia Environnement                                       1 011                                               (1 011)          -
 VUP assets sold during 2002 and 2003                          28                                                  (28)          -
                                                       ----------   ---------------   -------------   ----------------   ---------
 TOTAL VIVENDI UNIVERSAL                               E    2 290   E           141   E           -   E         (1 039)  E   1 392
                                                       ==========   ===============   =============   ================   =========

                                                    Unaudited, French GAAP Basis

Average revenue per user as determined by SFR-Cegetel


                                                        Half-year ended June 30,
                                                      2003                    2002
                                                   ----------              ----------
                                                   (In million euros except for ARPU)
REVENUE AS REPORTED BY SFR - CEGETEL                    3 612                   3 442
Deduct:
  Fixed lines and other services                         (435)                   (470)
                                                   ----------              ----------
REVENUE FROM MOBILE                                     3 177                   2 972
                                                   ----------              ----------
Deduct:
  Societe Reunionnaise du Radiotelephone (SRR)            (87)                    (77)
  La Telephonie Bourbonnaise (LTBR)                        (4)                     (3)
  Cegetel Services                                          -                      (1)
  Other (1)                                                 4                       3
                                                   ----------              ----------
REVENUE FROM SFR                                        3 090                   2 894
                                                   ----------              ----------
Deduct:
  Roaming in revenues                                    (146)                   (134)
  Connection fees                                          (8)                     (7)
  Equipment sales                                        (202)                   (203)
  Other                                                    (8)                    (13)
Add back:
  Promotion acquisition costs                              63                      52
  Promotion retention costs                                96                      70
                                                   ----------              ----------
REVENUE BASIS FOR ARPU COMPUTATION                      2 885                   2 659
                                                   ----------              ----------
  Average cumulated number of users in 000's (2)       68 165                  61 402
                                                   ----------              ----------
ARPU IN EURO PER MONTH                             E     42.3              E     43.3
                                                   ==========              ==========
Of which:
  Postpaid ARPU (E/month)                                56.2                    58.0
  Prepaid ARPU (E/month)                                 21.4                    20.7

(1)      Includes the reversal of intercompany eliminations

(2) Defined as total postpaid customer base plus prepaid customers having placed and/or received a call during the last month.

         2. LIQUIDITY UPDATE

Our cash flow on a consolidated basis is not all available to Vivendi Universal at the parent Company level. In particular:

         - dividends and other distributions (including payment of interest, repayments of loans and other returns on investment or other payments) from our subsidiaries are restricted under certain agreements. (Please refer to section 2.4 "Description of our indebtedness")

         - many of our subsidiaries that are less than wholly owned are unable to pool their cash with us and must pay a portion of any dividends to other shareholders. These subsidiaries include SFR-Cegetel and Maroc Telecom.

         - the ability of our subsidiaries to make certain distributions also may be limited by financial assistance rules, corporate benefit laws and other legal restrictions which, if violated, might require the recipient to refund unlawful payments. In particular, under company law including the French Civil Code (code civil) and the French Commercial Code (code de commerce) and similar laws in other jurisdictions our subsidiaries are generally prohibited from paying dividends except out of profits legally available for distribution.

The principal terms of our currently outstanding credit facilities and other indebtedness are described in section 2.4 "Description of our indebtedness". Under these facilities, Vivendi Universal and some of its subsidiaries are subject to certain financial covenants which require them to maintain various financial ratios. The management confirms that Vivendi Universal complied with all the financial ratios described thereafter as at June 30, 2003.

                  2.1 FINANCIAL POSITION AND CAPITAL RESOURCES

On September 3, 2003, following the announcement of the proposed transaction between General Electric and Vivendi Universal, S&P has placed the Vivendi Universal long-term ratings including its BB stable corporate credit rating and its B+ unsecured debt rating on credit watch with positive implications. The ratings assigned by Moody's are Ba3 for the senior implied rating and B1 for the senior unsecured rating.

At June 30, 2003, Vivendi Universal had E13.7 billion of financial net debt, comprised of E16.8 billion of gross debt(5) less E3.1

------------------

(5) Comprised of long-term debt, bank overdrafts and other short-term borrowings.

                                                    Unaudited, French GAAP Basis
billion of cash and cash equivalents compared to E12.3 billion of financial net debt at December 31, 2002. For more information, please refer to Note 4 to the unaudited interim Consolidated Financial Statements included elsewhere in this document.

In April 2003, Vivendi Universal issued E1.2 billion of senior notes and, in May 2003, it closed a three year E2.5 billion bank facility. The net proceeds from the sale of E1.2 billion senior notes were applied, together with available cash, towards the repayment of E1.54 billion indebtedness with scheduled maturities in 2003 and 2004.

In addition, in July 2003, Vivendi Universal issued E1.3 billion of senior notes the proceeds of which have been used to repay E1.1 billion in loans outstanding under the facility entered into by Societe d'investissement pour la telephonie
(SIT) in connection with the acquisition of a 26% interest in Cegetel Groupe SA. Once SIT is merged into Vivendi Universal, the latter will increase its access to the SFR-Cegetel cash through the distribution of dividends. Lastly, in August 2003, the holders of bonds exchangeable into Vinci shares have approved an amendment to the terms of these bonds to remove the put option they were able to exercise in March 2004 in exchange for an increase in the redemption price at maturity.

The refinancing transactions carried out in the second and third quarters of 2003 increased funds immediately available to Vivendi Universal by approximately E1.2 billion and extended the scheduled maturity of nearly E3 billion of indebtedness beyond December 31, 2004. For these purposes, "funds available" means cash in the Vivendi Universal cash pooling system that is immediately available to meet Vivendi Universal's obligations and undrawn credit facilities, but does not include any funds at Maroc Telecom, SFR-Cegetel, VUE (in excess of the limitation on net balances of loans with Vivendi Universal) and SIT.

In addition, VUE has restructured and lengthened the maturity profile of its indebtedness. Its $1.62 billion short term loan has been refinanced by a securitization program entered into as of March 31, 2003 and the $920 million five year term loan contracted as of June 24, 2003.

Vivendi Universal believes that these refinancing transactions (regrouped under the Refinancing Plan) have given substantial flexibility in connection with the divestiture program and that proceeds from divestitures will be sufficient to enable Vivendi Universal to meet its obligations. However there can be no assurance that divestitures will be sufficient to make up the shortfall in available funds during the period of the program or that Vivendi Universal's cash needs will not exceed the current business estimates. Vivendi Universal expects net cash flow available, before any asset divestitures and debt repayments, to be positive in the last quarter of 2003 and in 2004.

The 5-year Credit Default Swap (CDS) measures the risk associated with debt maturing in 5 years' time. This indicator decreased from 485 points at the end of March 2003 to 275 points at the beginning of June. It further dropped to 185 points at the beginning of September 2003.

                [VIVENDI UNIVERSAL'S 5-YEAR CDS EVOLUTION GRAPH]

                              (PLOT POINTS TO COME)

Source: Credit Agricole Indosuez

                                                    Unaudited, French GAAP Basis

         2.2 CONDENSED STATEMENT OF CASH FLOWS

                                                             Half-year ended June 30,
                                                                2003         2002
                                                             ----------   -----------
                                                              (in millions of euros)
Net cash provided by operating activities                    E      939   E     1 919
Net cash provided by (used for) investing activities             (3 059)       (1 121)
Net cash used for financing activities                           (2 159)         (454)
Effect of foreign currency exchange rate changes on
cash and cash equivalents                                           135           (45)
                                                             ----------   -----------
  CHANGE IN CASH AND CASH EQUIVALENTS                        E   (4 144)  E       299
                                                             ==========   ===========

Cash flow - operating activities: Cash flow from operating activities totaled E
0.9 billion for the first half of 2003, a decrease of E1 billion compared to the same period in 2002 primarily due to change in scope linked to the disposal of Veolia Environnement for 0.6 billion.

Cash flow - investing activities: Cash flow from investing activities was negative E3.1 billion for the first half of 2003, a decrease of E2.0 billion compared to the same period in 2002.

Contributing to cash from investing activities in 2003 were mainly the purchase of 26% interest in Cegetel Groupe SA for E4.0 billion, the proceeds from the InterActiveCorp warrants for E0.6 billion and the disposition of Telepiu for E0.4 billion.

Cash flow - financing activities: Cash flow from financing activities was negative E2.2 billion for the first half of 2003, compared to negative E0.4 billion for the first half 2002.

The principal components in 2003 include dividends paid of E0.8 billion, the repayment of short and long term debt of E8.3 billion, partially offset by the implementation of new financing operations for E7.0 billion.

                                                    Unaudited, French GAAP Basis

   2.3 CHANGE IN FINANCIAL NET DEBT DURING FIRST HALF OF 2003

                                                                                    Cash and
                                                                                      cash           Gross
                                                                                   equivalents        Debt        Net
                                                                                   -----------      ------      --------
                                                                                          (In millions of euros)
FINANCIAL NET DEBT AT DECEMBER 31, 2002                                                                         E 12 337
  Net cash provided by operating activities                                            (939)            -           (939)
  Acquisitions of tangible and intangible assets                                        543             -            543
  Disposals of tangible and intangible assets                                 (1)      (277)            -           (277)
  Sales (purchases) of other marketable securities                                      (58)            -            (58)
  Net proceeds from issuance of common shares                                           (51)            -            (51)
  Sale (purchase) of treasury shares, including impact of settlement
  of put options on treasury shares                                                     101             -            101
  Cash dividends paid                                                                   737             -            737
  Cash payment to InterActiveCorp                                                        31             -             31
ACQUISITIONS
  26 % interest in Cegetel Groupe SA                                                  4 012             -          4 012
  Closing of contractual guarantees to former Rondor shareholders             (2)       210             -            210
  Other acquisitions                                                                     88             -             88
                                                                                      -----         -----       --------
  TOTAL ACQUISITIONS                                                                  4 310             -          4 310
DISPOSITIONS
  Telepiu                                                                     (3)      (407)         (374)          (781)
  Canal+ Technologies                                                         (3)      (191)            -           (191)
  Consumer Press division                                                     (3)      (200)            -           (200)
  Comareg                                                                     (3)      (135)            -           (135)
  Fixed line telecommunication in Hungary                                     (3)       (10)         (305)          (315)
  InterActiveCorp warrants                                                    (4)      (600)            -           (600)
  Interest in Sithe International                                             (5)       (40)            -            (40)
  Interest in Vodafone Egypt                                                            (43)            -            (43)
  Other dispositions                                                          (6)       167          (268)          (101)
                                                                                      -----         -----       --------
  TOTAL DISPOSITIONS                                                                 (1 459)         (947)        (2 406)
FINANCING ARRANGEMENTS
  Settlement
  VUE securitization program                                                  (7)      (657)          652             (5)
  VUE - $ 920 million loan agreement                                                   (799)          799              -
  Senior notes (2010)                                                         (7)    (1 183)        1 137            (46)
  E 2.5 billion dual currency facility                                               (1 000)        1 000              -
  E 3 billion multicurrency revolving credit facility                         (7)    (2 300)        2 096           (204)
  SIT - E 1.3 billion acquisition facility                                    (8)    (1 107)        1 107              -
  Proceeds
  Cash settlement of Veolia Environnement exchangeable notes                          1 844        (1 781)            63
  VUE - $ 1,62 billion loan                                                   (9)     1 456        (1 456)             -
  E 3 billion multicurrency revolving credit facility                                 3 000        (3 000)             -
  Other (of which foreign currency exchange effect)                          (10)     1 952        (2 393)          (441)
                                                                                      -----         -----       --------
  TOTAL FINANCING ARRANGEMENTS AND OTHER                                              1 206        (1 839)          (633)
                                                                                      -----         -----       --------
CHANGE IN FINANCIAL NET DEBT DURING FIRST HALF OF 2003                                4 144        (2 786)         1 358
                                                                                      -----         -----       --------
FINANCIAL NET DEBT AT JUNE 30, 2003                                                                             E 13 695
                                                                                                                ========

(1) Includes the sale of "10 Universal City Plaza" to a group of U.S. investors. The asset is a 35-story Los Angeles tower block and Universal Studios will continue to rent the building.

(2) In connection with the purchase of Rondor Music International in 2000, there existed a contingent purchase price adjustment based on the market value of Vivendi Universal shares. The contingent price adjustment was triggered in April 2002 when the market value of Vivendi Universal's shares fell below $37.50 for 10 consecutive days and the

                                                    Unaudited, French GAAP Basic
              former shareholders of Rondor requested early settlement. A liability for this adjustment was recorded in the consolidated balance sheet at December 31, 2002 for its estimated amount of E223 million (approximately $230 million). On March 3, 2003, this liability was settled and the former shareholders of Rondor received 8.8 million shares of Vivendi Universal, representing 0.8% of capital stock and cash of U.S. $100.3 million (E92.6 million).

       (3) For a detailed description of these transactions, please refer to section Note 2 "Goodwill" in "Consolidated Financial Statements at June 30, 2003", included elsewhere in this document.

       (4) In February 2003, Vivendi Universal sold 32.19 million warrants of InterActiveCorp to a financial institution. These warrants were initially acquired in connection with the acquisition of the entertainment assets of InterActiveCorp. In June 2003, InterActiveCorp purchased the remaining 28.28 million warrants:
              16,187,094 equity warrants at a $32.50 exercise price for a sale price of $14.97 per warrant and 12,093,547 equity warrants at a $37.50 exercise price for a sale price of $13.65 per warrant. These transactions generated a loss of E329 million offset by the reversal of the related provision registered as at December 31, 2002 for E454 million. Upon the completion of these transactions, Vivendi Universal continues to hold, directly or indirectly approximately 56.6 million shares (approximately 12 % of InterActiveCorp's share capital).

       (5) In June 2003, Vivendi Universal sold its interest in Sithe International (operations in Asia Pacific) to the Japanese group Marubeni for $47 million.

       (6) Including the cash flows from operating activities generated by Telepiu in 2003 until the sale of this company (E193 million), since they were allocated to the purchaser in accordance with the share purchase aggreement. This transfer has no impact on net debt. It also includes current account redemption and fees related to these transactions.

       (7) The impact on gross debt includes the effect of foreign currency exchange for the period from the settlement date to June 30, 2003.

       (8) SIT has entered into a E1.3 billion facility dated December 6, 2002 to finance the purchase of 26% of the share capital of Cegetel Groupe SA. A partial repayment was made in June 2003 for E193 million. The loan was completely reimbursed in July 2003 following the issuance of Senior Notes. As a consequence of the repayment of its credit facility, SIT will be merged with Vivendi Universal, allowing the group to simplify the ownership structure of the 26% stake in Cegetel Groupe SA, and thereby to increase its access to dividends from Cegetel Groupe SA.

       (9) The proceeds from VUE securitization program and $920 million loan agreement have been used to repay this $1.62 billion loan dated November 25, 2002 that matured on June 30, 2003.

       (10) Including the reimbursement of E850 million revolving credit facility, Societe Generale E215 million and E275 million revolving credit facilities and CDC IXIS E200 million revolving credit facility.

       2.4 LIQUIDITY GUIDANCES

           Maturity of Indebtedness

The following table provides a summary of the impact of the refinancing transactions undertaken in the second and third quarters of 2003 on the maturity profile of debt and undrawn facilities of Vivendi Universal (Parent Company) through December 31, 2004.

                                                            Aggregate          Pro Forma
                                                         Maturities Pre-       Aggregate        Pro Forma
                                                        Refinancing Plan      Maturities        Extension
                                                        ----------------      ----------        ----------
                                                                       (in billions of euros)
Q3 2003 ...........................................         E  1.78           E  1.51 (1)         E  0.27
Q4 2003 ...........................................            1.07              0.20                0.87
Q1 2004 ...........................................            3.48              2.14 (2)            1.34
Q2 2004 ...........................................               -                 -                   -
Q3 2004 ...........................................            0.15              0.15                   -
Q4 2004 ...........................................            0.51              0.01                0.50
                                                            -------           -------             -------
Total maturities Q3 2003 - Q4 2004 ................         E  6.99           E  4.01             E  2.98
                                                            =======           =======             =======

(1) Includes the cash redemption amount of BSkyB exchangeable 1% notes issued in July 2000 and maturing on July 5, 2003.

(2) Includes the cash redemption amount of Vivendi Universal convertible 1.25% bonds issued in January 1999 and maturing on January 1, 2004.

                                                    Unaudited, French GAAP Basis

       2.5 DESCRIPTION OF OUR INDEBTEDNESS

The following is a description of our material outstanding indebtedness as of September 23, 2003. The descriptions set forth below do not purport to be complete and are qualified in their entirety by reference to the agreements which set forth the principal terms and conditions of our credit facilities and other indebtedness.

VUE SECURITIZATION PROGRAM

On March 31, 2003, a special purpose subsidiary of VUE, Universal Film Funding LLC (UFF) securitized a portion of its film rights based on future video (including DVD and VHS) and television revenues in the United States from part of its existing film library and future theatrical pictures. The aggregate amount of the facility is $950 million, of which $750 million has been drawn (including $50 million which has been put down as a reserve). As part of the securitization, certain subsidiaries of VUE transferred film assets and certain other related assets to UFF and agreed to sell additional similar assets relating to its future theatrical pictures. UFF has issued notes which are currently funded by commercial paper conduits. The notes have received the benefits of a AAA rated insurance contract which guarantees the payment of interest and principal. The assets have been pledged by UFF to secure the credit facility. The proceeds of this facility were used to reimburse partially VUE's $1.62 billion credit facility.

The scheduled duration of the facility is 6 years and it will be amortized from 2006 up to 33 1/3% of its amount annually. It bears interest at a fixed rate of 3.085% plus a margin of 1.70% over 80% of its amount and the Commercial Paper rate plus a margin of 1.70% over its remainder. In addition, the undrawn amount is subject to a commitment rate of 1.35%. The securitization facility is subject to financial covenants customary for this type of financing:

- a cash flow ratio (the sum of the aggregate gross receipts related to transferred films to be received on or before March 2012, the amount on deposit in the reserve account to the sum of insurer premiums, estimated interest and fees on notes, the outstanding amount of notes, distribution expenses, sales and servicing agent fees and expenses and outstanding sales and servicing agent advances) calculated monthly for the last 3 months exceeding or being equal to 1.05; the failure to satisfy this ratio for 6 months constitutes an early amortization event.

- an asset coverage ratio computed quarterly (the sum of gross receipts related to transferred films minus home video and license advances, the amount on deposit in the reserve account, the gross receipts related to films already distributed the issuer has decided to sell, to the sum of insurer premiums, estimated interest and fees on notes, the outstanding amount of notes, distribution expenses, sales and servicing agent fees and expenses and outstanding sales and servicing agent advances) exceeding or being equal to 1.1 from March 31, 2003 throughout and including December 31, 2005, 1.2 from March 31, 2006 through and including December 31, 2007 and 1.3 thereafter. This ratio dropping below
  1.05 would constitute an early amortization event.

- the advance rate based upon seasoned ultimate ratios computed monthly (estimated gross receipts in respect of the 5 most recently transferred films (other than certain designated films) to the gross receipts in respect of such transferred films at the time of transfer), this ratio causing an adjustment in the applicable advance rate if the ratio is less than or equal to 1, exceeding or being equal to 55%, against 70% initially; the failure to maintain this rate constituting an early amortization event.

- a VUE consolidated interest coverage ratio (consolidated modified EBITDA to consolidated interest expense) exceeding or being equal to 2 for each period of four consecutive quarters ending on or after June 30, 2003 or such more restrictive interest coverage ratio agreed to in another VUE borrowing of at least $50 million. If VUE is subject to any higher test in another agreement, this covenant ratio would be adjusted to the other test; the failure to satisfy this test constitutes an early amortization event.

In addition, the issuer shall establish a funded reserve account the amounts of which will be used to pay distribution and fulfillment costs. The coverage requirement has been set initially at $50 million provided the 12 month cash coverage ratio (the sum of gross receipts from transferred films to be collected in the next 12 months and the amount in the cash reserve to the sum of the insurer premiums, estimated interests and fees on notes, mandatory principal payments on the notes, distribution expenses, sales and servicing agent fees and expenses and outstanding sales and servicing agent advances) exceeds or is equal to 1.75. It will be increased to $60 million if the ratio exceeds or is equal to
1.5 and less than 1.75, to $70 million if the ratio exceeds or is equal to 1.25 and less than 1.50 and $80 million if the ratio is less than 1.25.

Lastly, the issuer must comply with a borrowing test: the aggregate outstanding amount of notes does not exceed the available facility amount, i.e., an amount equal to the product of the applicable advance rate and the amount equal to the remaining anticipated gross receipts of transferred films minus the amount of any home video and license advances minus reductions for failure to satisfy an expense coverage ratio which is defined as estimated gross receipts from transferred films minus the

                                                    Unaudited, French GAAP Basis
outstanding amount of home video and license advances to estimated distribution expenses relating to these films net of the amount in the reserve account.

SENIOR NOTES (2010 AND 2008)

In April 2003, Vivendi Universal issued $935 million of senior notes at an offering price of 100% and E325 million of senior notes at an offering price of 98.746%. The tranche denominated in US dollars bears an interest rate of 9.25% and the tranche denominated in euros bears an interest rate of 9.50%. Interest on the notes will be payable semi-annually on April 15 and October 15 of each year, commencing October 15, 2003. The notes rank pari passu in right of payment with all of Vivendi Universal's existing and future unsecured senior indebtedness, effectively junior to Vivendi Universal's current and future secured indebtedness to the extent of the value of the collateral securing such indebtedness and senior to any future subordinated indebtedness of Vivendi Universal.

The notes are scheduled to mature on April 15, 2010. At any time prior to April 15, 2007, Vivendi Universal may redeem all or part of the notes at a redemption price equal to 100% of the principal of the notes plus accrued and unpaid interest and the applicable make-whole premium. In addition, at any time prior to April 15, 2006, Vivendi Universal may use the net cash proceeds of an equity offering to redeem up to 35% of the aggregate principal amount of notes at a redemption price equal to 109.25% of the principal amount plus accrued and unpaid interest, in the case of the US dollar denominated notes, and 109.50% of the principal amount plus accrued and unpaid interest, in the case of the euro denominated notes. On or after April 15, 2007, Vivendi Universal may redeem all or part of the notes at a redemption price of 104.625% for the US dollar denominated notes and 104.75% for the euro denominated notes in 2007, 102.313% for the US dollar denominated notes and 102.375% for the euro denominated notes in 2008, and 100% for both the US dollar and euro denominated notes thereafter, plus accrued and unpaid interest. These notes are listed on the Luxembourg Stock Exchange and a registration statement has been filed with the Securities and Exchange Commission.

In July 2003, Vivendi Universal issued $975 million and E500 million of senior notes at an offering price of 100% to refinance the credit facility incurred in January 2003 for an amount of E1.3 billion by Societe d'investissement pour la telephonie (SIT) in connection with the acquisition from BT Group of a 26% stake in Cegetel Group SA. These notes bear an interest of 6.25%. Interest on the notes will be payable semi-annually on January 15 and July 15 of each year, commencing on January 15, 2004. The notes rank pari passu in rignt of payment with all of Vivendi Universal's current and future unsecured indebtedness, effectively junior to Vivendi Universal's current and future secured indebtedness to the extent of the value of the collateral securing such indebtedness and senior to any future subordinated indebtedness of Vivendi Universal.

The notes are scheduled to mature on July 15, 2008. At any time, Vivendi Universal may redeem all or part of the notes at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest plus the applicable make-whole premium. Aditionnally, at any time prior to July 15, 2006, Vivendi Universal may redeem up to 35% of the aggregate principal of the notes at a redemption price equal to 106.25 % of the principal amount of the notes plus accrued and unpaid interest with the next cash proceeds of an equity offering. We have applied to list these notes on the Luxembourg Stock Exchange and a registration statement will be filed with the Securities and Exchange Commission.

As long as the notes are not rated investment grade, covenants contained in the notes will limit the non-cash consideration received in asset sales until the repayment of notes. The net cash proceeds of such asset sales must be used by Vivendi Universal or its subsidiaries to repay debt, make capital expenditures or purchase assets in a related business within one year of their receipt. If asset sale proceeds are not used for one of these purposes, Vivendi Universal would be required to make an offer to purchase notes at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, using those proceeds.

In addition, as long as the notes are not rated investment grade, Vivendi Universal and its subsidiaries will be limited in their ability to incur indebtedness in addition to the indebtedness outstanding on the date the notes offering closed, subject to certain limited exceptions. Nevertheless, Vivendi Universal may incur new indebtedness if the fixed charge coverage ratio for the most recent four fiscal quarters is at least 3 to 1, determined on a pro forma basis.

So long as the notes are not rated investment grade, Vivendi Universal may not pay any dividend or make any other payment or distribution on its equity, implement share buy-backs, redeem or retire indebtedness that is subordinated to the notes or make certain investments. Nevertheless, these restrictions are subject to some exceptions, including:

- exceptions based on the consolidated net income earned since the date the notes offering closed;

- existing contractual obligations;

- investments in and acquisitions of new subsidiaries;

- purchases of shares upon the exercise of stock options; and

- investments in cash or cash equivalents.

Other restrictions customary for this type of financing will continue to apply so long as the notes are not rated investment grade, including:

- transactions with affiliates must be on arm's-length terms;

                                                    Unaudited, French GAAP Basis

- restrictions on the ability of restricted subsidiaries to pay dividends are not permitted;

- mergers are permitted only if the surviving entity will meet a specified fixed charge coverage ratio;

- Vivendi Universal may not enter into new lines of business; and

- upon a change in control of Vivendi Universal, it must make an offer to purchase the notes at a price of 101% of the principal amount of the notes.

In addition to these limitations and irrespective of whether the notes have achieved an investment grade rating, Vivendi Universal may not, among other things, (i) secure its debt (other than its existing bank debt, project finance indebtedness, debt already secured taken on at the time of acquisition of assets, capital leases subject to some restrictions) without also securing the notes on an equal basis, (ii) enter into certain specified sale and leaseback transactions or (iii) consolidate, merge or sell substantially all of its assets, unless the successor becomes bound by the indenture governing the notes and certain other conditions are satisfied.

The notes contain customary event of default provisions including, among others, provisions relating to non-payment, failure to comply with covenants, cross-default, and certain events of bankruptcy or insolvency.

E2.5 BILLION DUAL CURRENCY CREDIT FACILITY

Vivendi Universal has entered into a E2.5 billion dual currency term and revolving credit facility (the Dual Currency Credit Facility) dated as of May 13, 2003, among Vivendi Universal, as the borrower and a guarantor, certain of its subsidiaries, as guarantors, the lenders party thereto, and Societe Generale, as facility and security agent.

The facility is comprised of (a) a three-year E1.5 billion revolving credit facility (Tranche A) at LIBOR or EURIBOR plus an applicable margin that, depending on Vivendi Universal's credit ratings, ranges from 1.00% to 2.75% per annum and (b) a E1.0 billion term loan (Tranche B) with a 2.75% per annum margin over LIBOR or EURIBOR maturing on the third anniversary of the date of the Dual Currency Credit Facility. Borrowings under the Dual Currency Credit Facility may be made in Euros or U.S. Dollars. Currently, the E1.0 billion term loan is fully drawn and the E1.5 billion revolving credit facility is undrawn.

Vivendi Universal is required to pay commitment fees at an annual rate of 40% of the then applicable margin for Tranche A (subject to a cap of 1.00% per annum) and 1.00% per annum for Tranche B, in each case calculated on the undrawn and uncanceled amount of commitments of the applicable Tranche during the availability period. Accrued commitment fees are payable quarterly in arrear and on the final maturity date of the Dual Currency Credit Facility. Vivendi Universal also pays the facility agent an annual agency fee.

The respective obligations of Vivendi Universal and the guarantors under the Dual Currency Credit Facility rank pari passu with their obligations under the Multicurrency Revolving Credit Facility (described below). The obligations of Vivendi Universal and the guarantors under each of the Dual Currency Credit Facility and the Multicurrency Revolving Credit Facility are secured on a pro rata basis among the respective lenders by a first priority lien on certain assets of Vivendi Universal and the subsidiary guarantors, including (a) capital stock in certain subsidiaries, (b) deposit accounts and (c) 85% of all intercompany loans owed to Vivendi Universal and such subsidiary guarantors. In addition, Vivendi Universal and the subsidiary guarantors have agreed to subordinate their obligations under 85% of their intercompany loans to their obligations under each of the Dual Currency Credit Facility and the Multicurrency Revolving Credit Facility. The security and subordination obligations are suspended six months after Vivendi Universal attains an investment grade rating.

The Dual Currency Credit Facility contains customary negative covenants which place restrictions on, among other things, the incurrence of debt, the incurrence of financial guarantees, the payment of distributions in respect of capital stock, the incurrence of investments, the entrance into leasing arrangements, mergers and acquisitions, disposition of assets and the incurrence of security interests. Furthermore, the Dual Currency Credit Facility places certain limitations on the ability of Vivendi Universal and certain of its subsidiaries to make or incur intra group loans, subject to certain exceptions. Certain of these restrictions are suspended three months after Vivendi Universal attains an investment grade rating (the Release Condition Date).

The Dual Currency Credit Facility also requires Vivendi Universal to observe certain customary affirmative covenants, including, but not limited to, relevant authorizations, maintenance of status, certain bank accounts and insurance, protection of intellectual property rights, payment of taxes, compliance with ERISA reporting requirements, compliance with laws (including environmental laws), provision of financial and other information and notification of defaults. Furthermore, each obligor must ensure that in any three-month period, the aggregate amount of net cash available plus the aggregate undrawn amount under all existing facilities is more than E100 million.

In addition, Vivendi Universal must maintain various financial ratios, including:

                                                    Unaudited, French GAAP Basis

- maximum ratios of net financial debt to cash modified EBITDA(6) (5.8 as of June 30, 2003, 5.4 as of September 30, 2003, 4.4 as of December 31, 2003, 4.2 as of March 31, 2004, 4 as of June 30, 2004 until and including December 31, 2004, 3.5 as of March 31, 2005 up to and including December 31, 2005, and 3 thereafter);

- minimum ratios of cash modified EBITDA to net financing costs (2.4 as of June 30, 2003 and September 30, 2003, 2.7 as of December 31, 2003, 2.9 as of March 31, 2004, 3.1 as of June 30, 2004, 3.2 as of September 30, 2004,
       3.3 as of December 31, 2004, 3.4 as of March 31, 2005 up to and including December 31, 2005 and 3.5 thereafter); and

- maximum total gross financial debt (E18 billion as of June 30, 2003, 15.6 as of September 30 and December 31, 2003, 12.8 as of March 31, 2004, 12.5 as of June 30, 2004, 12.3 as of September 30, 2004, 11.3 as of December 31, 2004, 10.3 as of March 31 and June 30, 2005, 10 as of September 30 and December 31, 2005, and 9.2 as of March 31, 2006).

Subject to certain other exceptions, Vivendi Universal has also agreed to procure that the part of the net financial debt incurred by its subsidiaries shall not at any time exceed in the aggregate an amount equal to 30% of the net financial debt.

The Dual Currency Credit Facility allows for voluntary prepayment if Vivendi Universal gives at least three business days' notice, subject to a minimum payment threshold and integral multiple requirements. Such voluntary prepayments will be applied pro rata among the lenders and Vivendi Universal must also prepay or cancel at the same time and in the same amount, the Multicurrency Revolving Credit Facility.

Provided that Vivendi Universal gives at least three business days' notice, it may, without penalty or indemnity obligations, cancel the unutilized portions of the total commitments in whole or in part, subject to a minimum repayment threshold and integral multiple requirements. Such voluntary cancellations will be applied pro rata among the commitments under each Tranche, subject to certain exceptions, and among each lender's commitment in the relevant Tranches and Vivendi Universal must also prepay/cancel at the same time and in the same amount, the Multicurrency Revolving Credit Facility.

Subject to certain exceptions, the Dual Currency Credit Facility is subject to, prior to the Release Condition Date, mandatory prepayment with certain proceeds, including but not limited to, 33% of net debt issue proceeds, 50% of net dividend proceeds, 16 2/3% of net equity issue proceeds and 16 2/3% of certain net asset disposal proceeds (other than the disposal of Veolia Environnement shares (of which 50% is prepaid), and the disposal of Cegetel and SIT (of which 25% is prepaid). In addition, the Dual Currency Credit Facility is subject to, regardless of Vivendi Universal's rating, mandatory prepayment upon (a) Vivendi Universal's failure to comply with the specified financial ratios or (b) the occurrence of a change of control.

The Dual Currency Credit Facility contains customary event of default provisions including, but not limited to, non-payment, misrepresentation under the loan documents, breach of other obligations, cross-default, breach of covenants, insolvency, material adverse changes, certain material ERISA events and cessation of business.

E3 BILLION MULTICURRENCY REVOLVING CREDIT FACILITY

Vivendi Universal have entered into a E3 billion multicurrency revolving credit facility (Multicurrency Revolving Credit Facility) dated March 15, 2002, as amended on February 6, 2003, and as further amended and restated on May 13, 2003, among Vivendi Universal, as a borrower and the obligors' agent certain of its subsidiaries, as guarantors, the lenders party thereto and Societe Generale, as facility agent. Currently, E2.3 billion of the Multicurrency Revolving Credit Facility is drawn.

Borrowings under the Multicurrency Revolving Credit Facility that are denominated in Euros bear interest at EURIBOR plus a margin of 1.50% per annum, which margin will be reduced to 1.00% per annum upon the occurrence of certain events. Borrowings under the Multicurrency Revolving Credit Facility that are denominated in any permissible currency other than Euros bear interest at LIBOR plus a margin of 1.50% per annum, which margin will be reduced to 1.00% per annum upon the occurrence of certain events. The Multicurrency Revolving Credit Facility matures on March 15, 2007.

Vivendi Universal is required to pay commitment fees at an annual rate of 50% percent of the then applicable margin on the undrawn, uncanceled amount of each bank's commitment until the final maturity date of the Multicurrency Revolving Credit Facility. Accrued commitment fees are payable quarterly in arrear and on the final maturity date of the Multicurrency Revolving Credit Facility. We also are required to pay an utilization fee at a rate of 0.05% per annum on the aggregate amount of all loans then outstanding for each day the aggregate amount of all loans then outstanding exceeds 50% of the then total commitments under the Multicurrency Revolving Credit Facility. In addition, Vivendi Universal has agreed to pay certain fees to those banks that consented to certain waivers and consents under the Multicurrency Revolving Credit Facility. The amount of any such fee is computed at a rate of 0.20% per annum on the consenting bank's commitment or, if greater, its participation in the loans on the applicable waiver fee date. We also pay the facility agent an annual agency fee.

------------------------
(6) Defined as modified EBITDA (operating income before depreciation, amortization, restructuring and other one-time items) plus dividends received from Veolia Environnement, Cegetel Groupe SA and Maroc Telecom.

                                                    Unaudited, French GAAP Basis

The respective obligations of Vivendi Universal and the guarantors under the Multicurrency Revolving Credit Facility rank pari passu with their obligations under the Dual Currency Credit Facility. The obligations of Vivendi Universal and the guarantors under each of the Dual Currency Credit Facility and the Multicurrency Revolving Credit Facility are secured on a pro rata basis among the respective lenders as described above under the description of the Dual Currency Credit Facility.

The Multicurrency Revolving Credit Facility contains customary negative covenants which place restrictions on, among other things, the incurrence of certain security interests, disposal of assets and mergers or similar transactions. Furthermore, the Multicurrency Revolving Credit Facility places restrictions that prevent Vivendi Universal from making any substantial change to the general nature and scope of its business and its subsidiaries from that conducted on May 13, 2003.

The Multicurrency Revolving Credit Facility also requires Vivendi Universal and the subsidiary guarantors to observe certain customary affirmative covenants, including, but not limited to, relevant authorizations, maintenance of insurance, compliance with environmental laws and notification of defaults. Vivendi Universal is also required to provide financial and other information to the facility agent. In addition, Vivendi Universal must maintain various financial ratios, including:

- maximum ratios of net financial debt to cash modified EBITDA (as described above under the description of the Dual Currency Credit Facility);

- minimum ratios of cash modified EBITDA to net financing costs (as described above under the description of the Dual Currency Credit Facility) and

- maximum total gross financial debt (as described above under the description of the Dual Currency Credit Facility with the following additional ratios: E9.2 billion as of June 30, 2006, and E9.0 billion as of September 30 and December 31, 2006).

Subject to certain other exceptions, Vivendi Universal has also agreed to procure that the part of the net financial debt incurred by its subsidiaries shall not at any time exceed in the aggregate an amount equal to 30% of the net financial debt.

Any borrower under the Multicurrency Revolving Credit Facility may voluntarily prepay any loan made to it in whole or in part if the applicable borrower gives at least ten days' notice, subject to a minimum payment threshold and integral multiple requirements. Provided the applicable borrower gives at least ten days' notice, it may, without penalty or obligation to indemnify, cancel the unutilized portions of the total commitments in whole or in part, subject to a minimum threshold and integral multiple requirements; subject in the case of a voluntary prepayment/cancellation, that at the same time and in the same amount, a prepayment/cancellation is made under the Dual Currency Credit Facility.

Subject to certain exceptions, the Multicurrency Credit Facility is subject to, prior to the Release Condition Date, mandatory prepayment with certain proceeds, including but not limited to, 50% of net dividend proceeds, 16 2/3% of net equity issue proceeds and 16 2/3% of certain net asset disposal proceeds (other than the disposal of Veolia Environnement shares (of which 50% is required to be prepaid), and the disposal of Cegetel and SIT (of which 25% is required to be prepaid)).

In addition, subject to certain conditions, the Multicurrency Revolving Credit Facility is subject to, regardless of Vivendi Universal's rating, mandatory prepayment upon (a) Vivendi Universal's failure to comply with the specified financial ratios; or (b) the occurrence of a change of control.

The Multicurrency Revolving Credit Facility contains customary event of default provisions including, but not limited to, provisions relating to non-payment, misrepresentation and breach of other obligations under the loan documents, cross-default, insolvency and insolvency proceedings, material adverse changes, cessation of business and unlawfulness.

$920 MILLION VUE LOAN AGREEMENT

On June 24, 2003, Vivendi Universal Entertainment LLLP entered into a $920 million loan agreement with Banc of America, N.A. and JPMorgan Chase Bank, as co-administrative agents, the lenders party thereto, Barclays Bank PLC, as syndication agent, and JPMorgan Chase Bank, as collateral agent and as paying agent (the VUE Loan Agreement). The full amount of the facility was drawn at closing and the proceeds have been used to repay the remaining outstanding portion of the Amended and Restated $1.62 billion loan dated November 25, 2002.

Borrowings under the VUE Loan Agreement are denominated in U.S. Dollars and bear interest at either LIBOR plus a margin of 2.75% or ABR plus a margin of 1.75%. The loan will mature in 16 consecutive quarterly installments commencing on September 30, 2004, each of which shall be equal to, in the case of the first 12 installments, 0.25% of the loan principal and, in the case of each of the last four installments, 24.25% of the loan principal.

Certain of VUE's subsidiaries guarantee VUE's obligations under the VUE Loan Agreement. VUE's obligations as borrower and the guarantors' obligations are secured by a first priority lien on the assets of VUE and the guarantors, and portions of the collateral may be released in certain transactions and circumstances. In addition, Vivendi Universal and certain of its subsidiaries have agreed to the subordination of inter-company indebtedness owing to them by VUE and the guarantors.

                                                    Unaudited, French GAAP Basis

The VUE Loan Agreement contains negative covenants that restrict the ability of VUE and certain of its subsidiaries to engage in certain activities, including, but not limited to:

- limitations on creating or permitting to subsist certain security interests on their assets;

- limitations on disposals of assets;

- limitations on the incurrence of indebtedness (including financial guarantees);

- limitations on investment while an event of default is continuing;

- limitations on restricted payments (unless the loans are rated investment grade), such as limitations on the payment of dividends or distributions of other amounts in respect of equity interests, as well as limitations on investments in, purchases of or other payments in respect of Vivendi Universal entities;

- limitations on transactions with affiliates, sale and leaseback transactions, swap agreements, changes in fiscal periods, negative pledges, restrictions on subsidiary distributions, and permitted lines of business; and

- limitations on fundamental changes, including mergers, consolidations, and amalgamations.

In addition, VUE must maintain certain financial ratios at all times, namely:

- a maximum leverage ratio (consolidated indebtedness (defined to exclude certain items) to consolidated modified EBITDA for the period of four consecutive fiscal quarters) of 3.25 to 1.0 if the loans are not investment grade, or 3.75 to 1.0 if investment grade;

- a maximum cash leverage ratio on or after December 31, 2003 (leverage ratio adjusted by substituting cash modified EBITDA for consolidated modified EBITDA) of 3.5 to 1.0 if the loans are not investment grade, or
  4.0 to 1.0 if investment grade;

- a maximum senior leverage ratio (leverage ratio adjusted by excluding from consolidated indebtedness any unsecured or subordinated indebtedness) of 3.0 to 1.0 if the loans are not investment grade, or 3.5 to 1.0 if investment grade;

- a minimum coverage ratio (consolidated modified EBITDA to consolidated interest expense for any period of four consecutive fiscal quarters) of
  3.5 to 1.0 if loans are not investment grade, or 3.0 to 1.0 if investment grade; and

- a minimum ratio of cash modified EBITDA to consolidated fixed charges of
  1.25 to 1.0 for any period of four consecutive fiscal quarters ending on or after December 31, 2003.

Unless the loans under the VUE Loan Agreement are rated investment grade, the VUE Loan Agreement (a) places limitations on the ability of VUE and its subsidiaries to make loans, advances or pay dividends to Vivendi Universal and certain of its subsidiaries that are not VUE or subsidiaries of VUE, (b) limits the net balance of loans between VUE and Vivendi Universal and its subsidiaries to an aggregate of $600 million (subject to an increase to $700 million if the leverage ratio has been reduced to 3.0 to 1.0) and (c) prohibits VUE from distributing the net proceeds from the disposal of certain assets unless the indebtedness associated with such assets has been retired or defeased, the cash leverage ratio is below a certain level and the loan is rated no less than BB and Ba2 by S&P and Moody's, respectively, in each case with a stable outlook. The VUE Loan Agreement does not restrict the distribution of cash from operations if the cash leverage ratio is less than 2.5 to 1.0.

The VUE Loan Agreement also requires VUE and certain of its subsidiaries to observe certain affirmative covenants, including, but not limited to, relevant authorizations, maintenance of property and insurance, compliance with laws and obligations, provision of financial and other information, maintenance of the separateness of Vivendi Universal entities and VUE entities in respect of funds, accounts, records and corporate formalities, maintenance and contributions of collateral, interest rate protection and notification of defaults.

VUE may voluntarily prepay loans under the VUE Loan Agreement in whole or in part if it gives at least three business days' notice, subject to a minimum payment threshold and integral multiple requirements. Subject to certain conditions, VUE must prepay the loans (or, in some cases, cash collateralize its obligations) under the VUE Loan Agreement with the proceeds of certain issuances of indebtedness, asset sales, issuances of equity interests and recovery events.

The VUE Loan Agreement contains customary default provisions relating to nonpayment, misrepresentation, breach of obligations under the loan documents, change in control, insolvency, liquidation, ineffectiveness of the security or guarantees, ERISA events, default of Vivendi Universal or its material subsidiaries and adverse judgments.

       3. FORWARD LOOKING STATEMENTS

This report includes "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Forward-looking statements include statements concerning Vivendi Universal's plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to dispositions, acquisitions, working capital and capital requirements, available liquidity, maturity of debt obligations, business trends and other information that is not historical information. In particular, a number of statements in the sections titled "Guidance" and "Liquidity Update" contain forward-looking statements. Forward-looking statements can be identified by context. For example, words such as "estimates," "expects," "anticipates," "projects," "plans,"

                                                    Unaudited, French GAAP Basis

"intends," "believes," "forecasts" and variations of such words or similar expressions indicate the presence of forward-looking statements. All forward-looking statements, including, without limitation, management's examination of operating trends, are based upon Vivendi Universal's current expectations and various assumptions. Vivendi Universal's expectations, beliefs, assumptions and projections are expressed in good faith, and we believe there is a reasonable basis for them. There can be no assurance, however, that management's expectations, beliefs and projections will be achieved.

There are a number of risks and uncertainties that could cause Vivendi Universal's actual results to differ materially from the forward-looking statements contained in this report. These include, among others: general economic and business conditions, particularly a general economic downturn; industry trends; increases in leverage; reduced liquidity; the terms and conditions of asset disposals and the timing thereof (including, among other things, the merger of VUE with NBC with respect to which exclusive negotiations that are currently being held with General Electric), changes in ownership structure; competition; changes in business strategy or development plans; challenges to, or losses or infringements of intellectual property rights; customer preference; technological advancements; political conditions; financial and equity markets; foreign currency exchange rate fluctuations; legal and regulatory requirements and the outcome of legal proceedings and pending investigations; environmental liabilities; natural disasters; and war or acts of terrorism.

                                                    Unaudited, French GAAP Basis

B- CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003 (UNAUDITED)

                        CONSOLIDATED STATEMENT OF INCOME
                            (FRENCH GAAP, UNAUDITED)

                                                                                                                         Year ended
                                                                                     Half-year ended June 30,           December 31,
                                                                             Note     2003              2002               2002
                                                                                   ----------        ----------         ----------
                                                                                   (In millions of euros, except per share amounts)
REVENUES                                                            (1)            E  12 364         E   29 990         E  58 150

Cost of revenues                                                                      (7 203)           (20 798)          (40 574)

Selling, general and administrative expenses                                          (3 443)            (6 837)          (12 937)

Other operating expenses, net                                                            (41)               (65)             (851)
                                                                                   ---------         ----------         ---------

OPERATING INCOME                                                                       1 677              2 290             3 788

Financing expenses                                                                      (377)              (674)           (1 333)

Other financial expense, net of provisions                                     6        (289)            (3 556)           (3 409)
                                                                                   ---------         ----------         ---------

FINANCING AND OTHER EXPENSE, NET                                                        (666)            (4 230)           (4 742)
INCOME (LOSS) BEFORE EXCEPTIONAL ITEMS, INCOME TAXES, EQUITY
INTEREST, GOODWILL AMORTIZATION AND MINORITY INTERESTS                                 1 011             (1 940)             (954)

Exceptional items, net                                                         6         337              2 068             1 049

Income tax expense                                                             5        (633)              (365)           (2 556)
                                                                                   ---------         ----------         ---------

INCOME (LOSS) BEFORE EQUITY INTEREST, GOODWILL AMORTIZATION AND
MINORITY INTERESTS                                                                       715               (237)           (2 461)

Equity (losses) earnings of unconsolidated companies and sold
  affiliates                                                        (2)(3)
                                                                                         (67)              (273)             (277)

Equity loss in Veolia Environnement impairment                      (4)                 (190)                 -                 -

Goodwill amortization                                                          2        (466)              (642)           (1 277)

Goodwill impairment                                                            2        (122)           (11 000)          (18 442)
                                                                                   ---------         ----------         ---------
LOSS BEFORE MINORITY INTERESTS                                                          (130)           (12 152)          (22 457)

Minority interests                                                             3        (502)              (154)             (844)
                                                                                   ---------         ----------         ---------
NET LOSS                                                                           E    (632)        E  (12 306)        E (23 301)
                                                                                   =========         ==========         =========
LOSS PER BASIC SHARE                                                               E   (0,59)        E   (11,32)        E  (21,43)
                                                                                   =========         ==========         =========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (IN MILLIONS)            (5)              1 070,4            1 086,9           1 087,4

   The accompanying notes are an integral part of these unaudited consolidated financial statements.

(1) Includes E68.4 million related to Vivendi Universal SA, the holding company, which had statutory net income of E68.3 million.

(2) Includes in the first half of 2003 the equity in earnings of the Consumer Press Division, which was sold in early February 2003. For the year ended December 31, 2002, include VUP affiliates sold in 2002.

(3) Includes in the first half of 2003 the equity earnings of Veolia Environnement for E11 million.

(4) The impairment loss E190 million corresponds to Vivendi Universal's 20.4 % interest in Veolia Environnement impairment of goodwill and other intangible assets (i.e., E440 million), after a "theoretical" impairment of goodwill initially recorded as a reduction of shareholder's equity of E250 million, as prescribed by French GAAP. Please refer to section Note 3 "Shareholders' equity, minority interests and other equity" in "Consolidated Financial Statements at June 30, 2003".

(5)    Excluding treasury shares recorded as a reduction of shareholders'equity.

                                                    Unaudited, French GAAP Basis

                           CONSOLIDATED BALANCE SHEET
                            (FRENCH GAAP, UNAUDITED)

                                                            Note       June 30,      December 31,
                                                                         2003            2002
                                                                      ---------      ------------
                                                                        (In millions of euros)
ASSETS
Goodwill, net                                                 2       E  21 887      E   20 062
Other intangible assets, net                                             12 371          14 706
Property, plant and equipment, net                                        6 178           7 686
Investments accounted for using the equity method                         1 352           1 903
Other investments                                                         3 656           4 138
                                                                      ---------      ----------
TOTAL LONG-TERM ASSETS                                                   45 444          48 495
                                                                      ---------      ----------

Inventories and work-in-progress                                            872           1 310
Accounts receivable                                                       7 693           9 892
Deferred tax assets                                           5           1 392           1 613
Short-term loans receivable                                                 331             640
Marketable securities                                                        20              88
Cash and cash equivalents                                     4           3 151           7 295
                                                                      ---------      ----------
TOTAL CURRENT ASSETS                                                     13 459          20 838
                                                                      ---------      ----------

TOTAL ASSETS                                                          E  58 903      E   69 333
                                                                      =========      ==========

LIABILITIES SHAREHOLDERS' EQUITY
Share capital                                                         E   5 888      E    5 877
Additional paid-in capital                                                5 918          27 687
Retained earnings                                                           670         (19 544)
                                                                      ---------      ----------
TOTAL SHAREHOLDERS' EQUITY                                    3          12 476          14 020

Minority interests                                            3           4 373           5 497
Other equity                                                              1 000           1 000
Deferred income                                                             576             579
Provisions and allowances                                                 2 408           3 581
Long-term debt                                                4           8 512          10 455
Other non-current liabilities and accrued expenses                        3 367           3 894
                                                                      ---------      ----------
                                                                         32 712          39 026
                                                                      ---------      ----------

Accounts payable                                                         10 798          13 273
Deferred taxes                                                5           7 059           7 857
Bank overdrafts and other short-term borrowings               4           8 334           9 177
                                                                      ---------      ----------
TOTAL CURRENT LIABILITIES                                                26 191          30 307
                                                                      ---------      ----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                            E  58 903      E   69 333
                                                                      =========      ==========

   The accompanying notes are an integral part of these unaudited consolidated financial statements.

                                                    Unaudited, French GAAP Basis

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                            (FRENCH GAAP, UNAUDITED)

                                                                                                                       Year ended
                                                                                             Half-year ended June 30,  December 31,
                                                                                             2003 (1)         2002         2002
                                                                                             --------      ---------   ------------
                                                                                                      (In millions of euros)
CASH FLOW - OPERATING ACTIVITIES:
  Net loss                                                                                   E   (632)     E (12 306)   E (23 301)
  Adjustments to reconcile net loss to net cash provided by operating activities:
    Depreciation and amortization                                                               1 594         13 956       24 040
    Equity loss in Veolia Environnement impairment                                                190              -            -
    Financial provisions                                                                         (374)         3 402        2 895
    Gain on sale of property and equipment and financial assets, net                              (62)        (2 305)      (1 748)
    Undistributed earnings from affiliates, net (2)                                               114            432          456
    Deferred taxes                                                                                111           (362)       1 608
    Minority interests                                                                            502            154          844
  Changes in assets and liabilities, net of effect of acquisitions and dispositions              (504)        (1 052)        (124)
                                                                                             --------      ---------    ---------
   NET CASH PROVIDED BY OPERATING ACTIVITIES                                                      939          1 919        4 670
CASH FLOW - INVESTING ACTIVITIES:
  Purchase of property, plant, equipment and intangible assets                                   (543)        (1 917)      (4 134)
  Proceeds from sale of property, plant, equipment and intangible assets                          277            103          158
  Purchase of investments (3)                                                                  (4 310)        (2 912)      (4 792)
  Sale of investments (3)                                                                       1 450          3 162       10 987
  Net decrease (increase) in financial receivables                                                  9            103       (2 027)
  Sales (purchases) of marketable securities                                                       58            340          213
                                                                                             --------      ---------    ---------
   NET CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES                                        (3 059)        (1 121)         405
CASH FLOW - FINANCING ACTIVITIES:
  Net increase (decrease) in short-term borrowings                                             (1 321)         1 036       (5 991)
  Notes mandatorily redeemable for new shares of Vivendi Universal                                  -              -          767
  Proceeds from issuance of borrowings and other long-term debt                                 2 673          1 501        2 748
  Principal payment on borrowings and other long-term liabilities                              (2 693)        (2 973)      (1 854)
  Net proceeds from issuance of common shares                                                      51             71        1 622
  Sales (purchases) of treasury shares (4)                                                       (101)         2 984        1 973
  Cash dividends paid                                                                            (737)        (1 243)      (1 300)
  Cash payment to InterActiveCorp                                                                 (31)        (1 830)      (1 757)
                                                                                             --------      ---------    ---------
   NET CASH USED FOR FINANCING ACTIVITIES                                                      (2 159)          (454)      (3 792)
  Effect of foreign currency exchange rate changes on cash
  and cash equivalents                                                                            135            (45)       1 287
                                                                                             --------      ---------    ---------
CHANGE IN CASH AND CASH EQUIVALENTS                                                          E (4 144)     E     299    E   2 570
                                                                                             ========      =========    =========
CASH AND CASH EQUIVALENTS:
                                                                                             --------      ---------    ---------
  Beginning                                                                                  E  7 295      E   4 725    E   4 725
                                                                                             ========      =========    =========
  Ending                                                                                     E  3 151      E   5 024    E   7 295
                                                                                             ========      =========    =========

   The accompanying notes are an integral part of these unaudited consolidated financial statements.

(1) Includes 100% of SFR-Cegetel, Maroc Telecom and Vivendi Universal Entertainment which are controlled by Vivendi Universal with a 70% (since January 23, 2003), 35% and 86% interest respectively as at June 30, 2003. The cash contribution from these companies for the half year ended June 30, 2003 is disclosed in section 6.4 "Selected contribution data to consolidated statement of cash flows as of June 30, 2003".

(2)      Includes the reversal of equity in earnings of sold affiliates.

(3) Includes net cash from acquired and disposed companies, particularly an investment of E4 billion in Cegetel Groupe SA on January 23, 2003.

(4) Including impact of settlement of put options on treasury shares (E104) million as of June 30, 2003.

                                                    Unaudited, French GAAP Basis

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                            (FRENCH GAAP, UNAUDITED)

                                                            Common shares         Additional                   Net
                                                       ----------------------      Paid-in      Retained      Income   Shareholders'
                                                         Number        Amount      Capital      Earnings      (Loss)      Equity
                                                       ---------       ------     ----------    --------     --------  -------------
                                                      (Thousands)                         (In millions of euros)
BALANCE AT DECEMBER 31, 2001                           1 085 828        5 972       28 837       15 536      (13 597)     36 748
Net loss for the year 2002                                     -            -            -            -      (23 301)    (23 301)
Foreign currency translation adjustment                        -            -            -       (3 615)           -      (3 615)
Appropriation of net income                                    -            -            -      (13 597)      13 597           -
Dividends paid,E1 per share                                    -            -         (890)        (421)           -      (1 311)
Goodwill from business combination reversed                    -            -            -        1 001            -       1 001
Conversion of ex-Seagram exchangeables                    11 463           63          848         (887)           -          24
Conversion of ex-Seagram stock options                     1 239            7           92            -            -          99
Conversion of bonds, warrants, stock options and
issuances under the employee stock purchase plan           1 396            8           48            -            -          56
Common shares cancelled (treasury shares)                (31 367)        (173)      (1 248)           -            -      (1 421)
Treasury shares allocation                                     -            -            -        5 907            -       5 907
Release of revaluation surplus and other                       -            -            -         (167)           -        (167)
                                                       ---------        -----      -------      -------      -------     -------
BALANCE AT DECEMBER 31, 2002                           1 068 559        5 877       27 687        3 757      (23 301)     14 020
                                                       ---------        -----      -------      -------      -------     -------
Net loss for the period                                        -            -            -            -         (632)       (632)
Foreign currency translation adjustment                        -            -            -         (920)           -        (920)
Appropriation of net income                                    -            -      (21 789)      (1 512)      23 301           -
Conversion of ex-Seagram exchangeables                       255            2           18          (20)           -           -
Conversion of bonds, warrants, stock options and
issuances under the employee stock purchase plan           2 402           13           12            -            -          25
Common shares cancelled (treasury shares)                   (665)          (4)         (10)           -            -         (14)
Treasury shares allocation                                     -            -            -           14            -          14
Release of revaluation surplus and other                       -            -                       (17)           -         (17)
                                                       ---------        -----      -------      -------      -------     -------
BALANCE AT JUNE 30, 2003                               1 070 551        5 888        5 918        1 302         (632)     12 476
                                                       =========        =====      =======      =======      =======     =======

   The accompanying notes are an integral part of these unaudited consolidated financial statements.

                                                    Unaudited, French GAAP Basis

     NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The first half consolidated financial statements of Vivendi Universal have been prepared in accordance with the generally accepted accounting principles issued by the "Comite de la Reglementation Comptable" and according to the Recommendation of the "Conseil National de la Comptabilite" with respect to interim financial statements.

The accounting policies applied for the consolidated financial statements as at June 30, 2003 are the same as those used for the consolidated financial statements as at December 31, 2002. Taxes for the first half of 2003 have been calculated on the basis of the estimated, effective, annual tax rate applied to the pre-tax, first half results adjusted for any items subjected to a lower tax rate. However, where a lower tax rate is applicable, the current rate has been used for the calculation. Employee bonuses and pension plan commitments have been included in the first half accounts at 50% of the estimated actual cost for 2003.

The accompanying consolidated financial statements are unaudited but, in the opinion of management, contain all the adjustments (consisting of those of a normal recurring nature) considered necessary to present fairly the financial position and the results of operation and cash flows for the period presented in accordance with accounting principles generally accepted in France applicable to interim periods. The first half consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Vivendi Universal for the year ended December 31, 2002, as published in the 2002 "Document de Reference" (annual report) that was registered under number R.03-072 with the "Commission des Operations de Bourse" (COB) on May 7, 2003 and the two updates of the 2002 "Document de Reference" filed with the COB on June 26, 2003 and July 22, 2003, respectively and the two updates of the 2002 "Document de Reference" filed with the COB on June 26, 2003 and July 22, 2003.

The Company, under previous management announced that it intended to fully adopt US GAAP reporting standards beginning in 2002 as supplemental financial information for investors. Following the change in senior management in July 2002, it was decided that Vivendi Universal, as a French Company, would prospectively only report its primary financial statements in French GAAP with a reconciliation to US GAAP. The Company however, also publishes selected US GAAP financial information as required under certain of its debt agreements.

     NOTE 2 - GOODWILL

       2.1 CHANGES IN GOODWILL

                                                                          Accumulated       Goodwill,
                                                           Goodwill       Amortization         Net
                                                          ----------      ------------      ---------
                                                                      (In millions of euros)
BALANCE AT DECEMBER 31, 2002                              E   51 750       E  (31 688)      E  20 062
Acquisition of 26% interest in Cegetel Groupe SA               3 192                -           3 192
Disposition of Telepiu                                        (1 754)           1 754               -
Disposition of Canal + Technologies                           (2 336)           2 290             (46)
Other changes in consolidation scope                            (997)             928             (69)
Amortization                                        (1)            -             (466)           (466)
Impairment                                                         -             (122)           (122)
Foreign currency translation adjustments                      (2 059)             778          (1 281)
Other                                               (2)       (1 980)           2 597             617
                                                          ----------       ----------       ---------
BALANCE AT JUNE 30, 2003                                  E   45 816       E  (23 929)      E  21 887
                                                          ==========       ==========       =========

(1) Includes an exceptional amortization E129 million at Canal Plus Group, which was recorded in order to offset the reversal of the Disney provision. This provision was reversed through operating income in the first quarter of 2003 when the turn around of Telepiu subscriber base in the fourth quarter of 2002 and the first quarter of 2003 has made the Disney contract profitable.

(2) Includes a reclassification of E945 million of the goodwill impairment recorded in respect to UMG as a reduction of the carrying value of the music catalogues, and a reclassification of E249 million of the goodwill impairment recorded in respect to Canal Plus as a reduction of the carrying value of the film library of Studio Canal (E110 million), of certain affiliates accounted for by the equity method (E99 million), and other assets (E40 million).

       2.2 ACQUISITIONS AND DISPOSITIONS

          2.2.1. Acquisition of an additional investment interest in Cegetel Groupe SA

On January 23, 2003, Vivendi Universal purchased BT Group's 26% interest in Cegetel Groupe SA for E4 billion in order to obtain a 70% interest in the French telecommunications operator. The acquisition of this participation from BT Group was realized through the Societe d'investissements pour la telephonie (SIT), as follows:

                                                    Unaudited, French GAAP Basis

     a. SIT, wholly owned, controlled and consolidated by Vivendi Universal, became the legal owner of the 26% shareholding at an acquisition cost of E4 billion.

     b. SIT was financed by E2.7 billion paid in cash by Vivendi Universal and by a non-recourse loan of E1.3 billion which had a scheduled maturity of June 30, 2004. Debt service of this loan, which was drawn on January 23, 2003, was expected to be provided by dividends paid in respect of its 26% shareholding in Cegetel Groupe SA. It was reimbursed in July 2003 out of the proceeds of the issuance of five-year Senior Notes.

As a result, Cegetel Groupe SA which used to be consolidated by Vivendi Universal with a 44% interest, has been consolidated with a 70% interest since January 23, 2003. Vivendi Universal is currently performing the purchase price allocation to the extent of its interest obtained in this transaction. On a preliminary basis, the difference between the purchase price and the net assets acquired, i.e., E3.2 billion, has been recorded as goodwill amortized on a straight-line basis over 40 years.

          2.2.2. Disposition of Canal+ Technologies

The sale of Vivendi Universal's 89% stake in Canal+ Technologies to Thomson was closed on January 31, 2003 for E191 million in cash. This transaction generated a capital gain of E21 million.

          2.2.3. Disposition of Consumer Press Division

The sale of the Consumer Press Division (Groupe Express-Expansion- Groupe l'Etudiant) to the Socpresse Group was finalized on February 4, 2003 following authorization by The Economy and Finance Ministry in January 2003. The amount collected was E200 million. This transaction generated a capital gain of E104 million.

          2.2.4. Disposition of Telepiu

In April 2003, (following the approval by the European Commission of the acquisition of Telepiu by News Corporation and Telecom Italia), Vivendi Universal, Canal Plus Group, News Corporation and Telecom Italia finalized the sale of Telepiu, the Italian pay-TV platform. The consideration for this transaction amounted to E831 million, comprising debt of E374 million (after an incorporation to the capital of E100 million) and E457 million in cash (including an escrow account of E50 million). The cash payment includes a E13 million adjustment corresponding to the reimbursement of the accounts payable net of debt adjustment. This transaction generated a capital gain of E198 million after the reversal of a E352 million provision resulting from improvements in working capital registered by Telepiu in the first quarter of 2003.

          2.2.5. Sale of fixed-line telecommunications in Hungary

In May 2003, Vivendi Universal concluded an agreement on the disposal of its fixed-line telephony activities in Hungary (Vivendi Telecom Hungary) to a consortium led by AIG Emerging Europe Infrastructure Fund and GMT Communications Partners Ltd. The amount of the transaction was E325 million in enterprise value including the issuance of a E10 million promissory note that will mature in 4 years' time. This transaction generated a capital gain of E20 million.

          2.2.6. Disposition of Spencer Gift

On May 30, 2003, Vivendi Universal sold Spencer Gifts, a US novelty knick-knack chain, to an investor group led by privately held Gordon Brothers Group and Palladin Capital Group Inc. for consideration consisting of preferred and common stock of Spencer Gifts LLC, the surviving entity following the transaction. This operation generated no capital gain.

          2.2.7. Disposition of Comareg

In May 2003, Vivendi Universal finalized the sale of Comareg to the France Antilles group, which has been approved by the French competition authority. The consideration received from this transaction was E135 million. This transaction generated a capital gain of E43 million.

     2.3 FINAL PURCHASE PRICE ALLOCATION OF THE ENTERTAINMENT ASSETS OF INTERACTIVECORP

The following table represents the final purchase price allocation of the entertainment assets of InterActiveCorp (formerly known as USA Intercative and prior thereto as USA Networks, Inc), acquired in May 2002.

                                                    Unaudited, French GAAP Basis

                                                                          Entertainment
                                                                            Assets of
                                                                         InterActiveCorp
                                                                     ---------------------
                                                                     (In millions of euros)
Film costs                                                                E     891
Accounts receivable                                                             343
Property, plant and equipment                                                    39
Identifiable intangible assets                                                1 200
Accounts payable and accrued expenses                                          (287)
Obligations for program rights and film costs                                  (447)
Other, net                                                                      (98)
Goodwill                                                                      9 494
                                                                          ---------
PURCHASE PRICE                                                            E  11 135
                                                                          =========

The fair value of the consideration exchanged in the acquisition of the entertainment assets of InterActiveCorp was determined by management with the assistance of an independent appraiser. Vivendi Universal Entertainment (VUE) retained Standard & Poor's Valuation Services to analyze the fair value of InterActiveCorp's tangible and intangible entertainment assets.

     2.4 REVIEW OF THE CARRYING VALUE OF GOODWILL AND OTHER INTANGIBLE ASSETS

In 2001 and 2002, in view of the continued deterioration of the economy since December 2001, as well as the decline of media and telecom assets, which has occurred following the announcement of the Vivendi, Seagram and Canal Plus merger in June 2000, combined with the impact of higher financing expenses, the group recorded an impairment charge of goodwill and other intangible assets of E12.9 billion for the year ended December 31, 2001 and E18.4 billion for the year ended December 31, 2002, i.e., a cumulative amount of E31.3 billion before minority interest and impairment of goodwill previously recorded as a reduction of shareholders' equity.

In accordance with both the Company's accounting principles consistently applied since the end of 2001 and the recommendation of the COB, Vivendi Universal assessed, with the assistance of an independent third-party appraiser, the events as at June 30, 2003 that could indicate a potential reduction in the value of the business units. In respect of Vivendi Universal Entertainment
(VUE), Canal Plus Group, Maroc Telecom and Vivendi Universal Games (VU Games), the independent appraiser concluded there were no triggering events that would indicate any reduction in the value of these assets compared to the end of 2002.

In respect to VUE, the management believes that the contemplated transaction with General Electric / National Broadcasting Company of which the current terms and conditions are still in negotiations gives no indication of any reduction of the carrying value in dollars of VUE, with the exception of potential foreign exchange adverse effect due to the euro/dollar exchange rate. In respect to VU Games, the management of the Company performed a subsequent review in search of a potential unfavourable change in value since June 30, 2003 and reached the same conclusion.

In respect to Universal Music Group (UMG), the management of Vivendi Universal and the independent appraiser noticed that it was difficult to assess, the events that had happened from the beginning of 2003. On the one hand, the first two quarters of 2003 registered a decrease in activity that was slightly larger than expected but with significant differences between countries and a significant impact of the slippage encountered by some important releases. This unfavorable trend was nevertheless broadly in line with the assumptions made for the valuation of UMG at the end of 2002. On the other hand, some events that suggest a positive trend of the market seem to be emerging. They mainly consist of improvement in anti-piracy enforcement activities and the promising success of legitimate on-line music distribution. Furthermore, the management of the Company believes that the lately announced new pricing policy to begin in the fourth quarter 2003 will also improve this trend. However, the positive effect of such events has yet to be confirmed. Given the above facts and events, the management of Vivendi Universal has determined that the decline in activity and results of the first half of 2003 gives no indication of a material change in the value of UMG as at June 30, 2003 compared to December 31, 2002.

The revision of the reporting units' business plan taking place in the fourth quarter will enable the management of the Company to re-assess the value of each reporting unit at such time and determine whether any impairment has occurred. Vivendi Universal will then perform its annual impairment review during the fourth quarter of 2003.

     NOTE 3 - SHAREHOLDERS' EQUITY, MINORITY INTERESTS AND OTHER EQUITY

     3.1 GOODWILL RECORDED AS A REDUCTION OF SHAREHOLDERS' EQUITY

Vivendi Universal previously recorded goodwill as a reduction of shareholders' equity pursuant to rules issued by the COB in 1988 that are no longer in effect. This was done in particular, in connection with the mergers with Havas and Pathe in 1998 and 1999, and the acquisition of US Filter and an additional investment in Canal+ in 1999.

As a matter of principle, in accordance with the applicable recommendation of the COB, Vivendi Universal determines goodwill impairment based on total goodwill, including the portion originally recorded as a reduction of shareholders' equity, net of theoretical goodwill amortization accumulated since the acquisition. As of June 30, 2003, the "theoretical" goodwill impairment

                                                    Unaudited, French GAAP Basis
amounted to E250 million. It related only to the impairment recorded by Veolia Environnement at that date. Vivendi Universal's 20.4% interest in this impairment amounted to E440 million, of which E250 million was recognized as a reduction of the remaining goodwill recorded as a reduction of shareholders' equity and E190 million was recorded as an impairment charge in the unaudited interim consolidated statement of income.

After "theoretical" straight-line amortization and the cumulative "theoretical" goodwill impairment recognized since 2001, the net goodwill recorded as a reduction of shareholders' equity is now null.

     3.2 MINORITY INTERESTS

CHANGES IN MINORITY INTERESTS                                                June 30,    December 31,
                                                                               2003         2002
                                                                            ----------   ------------
                                                                             (In millions of euros)
Opening balance                                                             E   5 497     E  10 208
  Changes in consolidation scope                                       (1)       (819)       (4 229)
  Minority interests in earnings of consolidated subsidiaries                     502           844
  Dividends paid by consolidated subsidiaries                                    (768)         (200)
  Impact of foreign currency fluctuations on minority interests                  (230)         (798)
  Other changes                                                                   191          (328)
                                                                            ---------     ---------
Closing balance                                                             E   4 373     E   5 497
                                                                            =========     =========

(1) As at December 31, 2002, included the 5.44 % and 1.50% of common interests in VUE and the related put options issued respectively to InterActiveCorp and Barry Diller in connection with Vivendi Universal's acquisition of the entertainment assets of InterActiveCorp. The values of the put options granted to InterActiveCorp and Bary Diller were determined by an independent third party valuation firm and amount to 0 and $75 million respectively.

     3.3 OTHER EQUITY: NOTES MANDATORILY REDEEMABLE OR NEW SHARES OF VIVENDI UNIVERSAL

In November 2002, Vivendi Universal issued 78,678,206 bonds for a total amount of E1 billion redeemable in Vivendi Universal new shares on November 25, 2005 at a rate of one share for one bond. The bonds bear interest at 8.25% per annum. The total amount of discounted interest was paid to the bondholders on November 28, 2002, for an amount of E233 million. The bondholders can call for redemption of the bonds in new shares at any time after May 26, 2003, at the minimum redemption rate of 1 - (annual rate of interest X outstanding bond lifetime expressed in years). Only new shares can be used for reimbursement, and the holders would have the same rights as the shareholders if Vivendi Universal goes into receivership. As a consequence, the notes are classified in other equity in pursuance of French GAAP.

     3.4 BONDS EXCHANGEABLE AND CONVERTIBLE INTO VIVENDI UNIVERSAL SHARES
(OCEANE)

In April 1999, Veolia Environnement, a then wholly owned subsidiary of Vivendi Universal, issued convertible and exchangeable bonds (OCEANE) to the public for an aggregate amount of E2,850 million that mature in January 2005. Upon the IPO of Veolia Environnement in July 2000, some of the bonds were converted into Veolia Environnement shares. The residual bonds are now only convertible, at the option of the bondholders, into Vivendi Universal shares (which may be treasury shares or newly issued shares). As at June 30, 2003, 5,331,058 bonds were outstanding and convertible into 16,654,225 Vivendi Universal shares.

     NOTE 4 - DEBT

     4.1 FINANCIAL NET DEBT

Vivendi Universal considers the non-GAAP measure called financial net debt to be an important indicator measuring the Company's indebtedness. Financial net debt is calculated as a simple sum of long-term and short-term debt less cash and cash equivalents, in each case, as reported on the Company's balance sheet. Financial net debt should be considered in addition to, not as a substitute for, the Company's debt and cash position reported on the balance sheet, as well as other measures of indebtedness reported in accordance with generally accepted accounting principles. The Company's management uses financial net debt for reporting and planning purposes, as well as to comply with certain of the Company's debt covenants.

                                                    Unaudited, French GAAP Basis

                                                                                        JUNE 30, 2003
                                                         ---------------------------------------------------------------------
                                                                             Bank overdrafts and other short-term
                                                                                           borrowings
                                                                             ------------------------------------
                                                                               Current                   Total
                                                                              portion of       Other     short-
                                                        Long-term             long-term       short-      term
                                                          Debt                   debt        term debt    debt          Total
            (in millions of euros)                      ---------            -----------     ---------   ------        ------
E3 billion multicurrency revolving credit facility            -                     -          2 096      2 096         2 096
E2.5 billion dual currency facility                           -                     -          1 000      1 000         1 000
VUE securitization program                                  652                     -              -          -           652
VUE - $ 920 million loan agreement                          799                     -              -          -           799
SIT - E1.3 billion acquisition facility                   1 107 (2)                 -              -          -         1 107
Capital leases                                              183 (3)                 -              -          -           183
Other secured debt                                          197 (4)                 -             34         34 (6)       231
                                                          -----                 -----          -----      -----        ------
  Total secured debt (1)                                  2 938                     -          3 130      3 130         6 068
                                                          -----                 -----          -----      -----        ------
VUE preferred shares class A&B                            2 235 (5)                 -              -          -         2 235
Other                                                       871 (4)                22            622        644 (6)     1 515
                                                          -----                 -----          -----      -----        ------
  Total unsecured subsidiary debt                         3 106                    22            622        644         3 750
                                                          -----                 -----          -----      -----        ------
Senior notes (2010)                                       1 137                     -              -          -         1 137
Veolia Environnement exchangeable 2%                         28 (7)                 -              -          -            28
Vivendi Universal convertible 1.25%                           -                 1 699 (8)          -      1 699         1 699
Vinci exchangeable 1%                                         -                   527 (9)          -        527           527
BSkyB exchangeable 1%                                         -                 1 440 (10)         -      1 440         1 440
Seagram remaining debt                                       93 (11)                -              -          -            93
Subordinated securities                                      23                     -              -          -            23
Other                                                     1 187 (4)               678            216        894 (6)     2 081
                                                          -----                 -----          -----      -----        ------
  Total other unsecured debt                              2 468                 4 344            216      4 560         7 028
                                                          -----                 -----          -----      -----        ------
GROSS DEBT..........................................      8 512                 4 366          3 968      8 334        16 846
                                                          =====                 =====          =====      =====        ------
Cash and cash equivalents...........................                                                                   (3 151)
                                                                                                                       ------
FINANCIAL NET DEBT..................................                                                                   13 695
                                                                                                                       ======

(1) The debt is considered as secured whenever the creditor or creditors of the debt is or are backed (1) by a pledge on the borrower or/and borrower's guarantors assets and /or (2) by guarantees provided by the borrower or/and its guarantors.

(2) Societe d'investissement pour la telephonie (SIT) has entered into a E1.3 billion facility dated December 6, 2002 to finance the purchase of 26% of the share capital of Cegetel Groupe SA. Borrowings under the Acquisition Facility bore interest at EURIBOR plus a margin of 4.0%, subject to certain adjustments. A partial repayment was made in June 2003 for E193 million. The loan was completely reimbursed in July 2003 following the issuance of Senior Notes. The five-year notes have been structured in two tranches of respectively $975 million and E500 million. They bear interest at the rate of 6.25%.

(3) Lease contracts including a purchase option in favor of the lessee (French "credit bail" contracts) also include various rental guarantees relating to real-estate defeasance transactions.

(4) Comprised of numerous individual items (of which bonds E1625 million and other financial long-term debt E630 million) for a total of E1522 million in fixed interest rate debt with interest rates ranging from 0% to 15%, maturing from 2004 to 2040 and E733 million in variable interest rate debt with interest rates ranging from EURIBOR -0.27% to LIBOR USD +8.0%, maturing from 2004 to 2009.

(5) In May 2002, Vivendi Universal acquired the entertainment assets of InterActiveCorp. Following this transaction, InterActiveCorp received VUE class A and class B preferred interests, the liquidation amount of which was $750 million and $1.75 billion (the latter being exchangeable for 56.6 million common shares in InterActiveCorp, via put and call options agreed between Vivendi Universal and InterActiveCorp). These preferred interests mature at 20 years and have the following characteristics:

                                                    Unaudited, French GAAP Basis

     - class A preferred interests: Paid-In-Kind (PIK) interest at 5% per year,

     - class B preferred interests: cash interest at 3.6% and PIK interest at 1.4% per year.

(6) Bank overdrafts and other short-term borrowings are comprised of numerous individual items. Of the total, E1098 million is fixed interest rate debt with interest rates ranging from 0% to 8.75% and E474 million is variable interest rate debt with interest rates of EURIBOR +0% and EONIA +0.5%.

(7) In February 2001, Vivendi Universal issued 32,352,941 bonds exchangeable, at any time after April 17, 2001, for shares in Veolia Environnement (interest 2%; yield to maturity 3.75%; expiring March 2006; nominal value E55.90, or 30% above the average weighted price of Veolia Environnement shares the previous day). Following the exercise of the put by investors in March 2003, Vivendi Universal reimbursed most of Veolia Environnement exchangeable bonds at a total cost of E1.8 billion.

(8) In January 1999, Vivendi issued 6,028,363 bonds at a unit par value of E282 earning interest at 1.25%, with a conversion/ exchange option at a rate of one bond for 3,124 existing or new shares. Redemption price is at par. Vivendi Universal can redeem these bonds in full at any time between January 1, 2002 and December 31, 2003, if the average price of Vivendi Universal shares exceeds 115% of the adjusted par value. These bonds will be redeemed in full on January 1, 2004 at par.

(9) In February 2001, Vivendi Universal issued 6,818,695 bonds exchangeable, at any time after April 10, 2001, for Vinci shares, for an amount of E527.4 million. The bonds bear interest at 1%, with 3.75% yield to maturity, and mature on March 1, 2006. The issue price was E77.35, 30% above the previous day closing rates for Vinci shares. This transaction allowed Vivendi Universal to complete its disengagement from Vinci, by exchanging its residual interest of 8.2% as at December 31, 2001. These bonds were subject to early redemption by the holders on March 1, 2004 (redemption price E83.97 per bond). Revenue from this loan has been on lent to Veolia Environnement in the amount of its capital interest in Vinci (1,552,305 shares of the 6,818,695 held by the Group) via a mirror loan of E120 million. The residual interest held by Vivendi Universal was placed on the market in 2002. To cover its obligations under the bond, Vivendi Universal concomitantly purchased, for E53 million, 5.3 million Vinci share options at a price of E88.81, corresponding to the bond par value as at March 1, 2006, in the absence of early redemption. On August 11, 2003, at the General Meeting for holders of these bonds, the majority of the investors who participated voted in favor of the proposal made to them by Vivendi Universal to increase the redemption price of the Bonds from E88.81 to E93.25 at the maturity date of March 1, 2006. In return for the increase, the Bond holders fully relinquished their right to exercise their early redemption option for March 2004. The new redemption price will provide the holders with a gross return of 5.66% per annum from October 1, 2003 until maturity. In addition, the E130 million repayment of the mirror loan (including accrued interest) by Veolia Environnement on September 30, 2003 has been submitted and approved by the Veolia Environnement board of Directors on August 29, 2003.

(10) In July 2000, Vivendi issued 59,455,000 bonds exchangeable for BSkyB shares or cash, at a unit par value of E24.22. These bonds earned interest at 1% and matured on July 5, 2003. At that date, any bonds outstanding were redeemed at a unit price of E24.87.

(11) Following the merger of Vivendi, Canal+ and Seagram, Vivendi Universal reimbursed the majority of the Seagram credit lines in use at the time of the merger during the first quarter of 2001. This amount is made up of several credit lines with maturities extending as far as to 2023.

                                                    Unaudited, French GAAP Basis

                                                                                 DECEMBER 31, 2002
                                                          -------------------------------------------------------------
                                                           Long-term     Bank overdrafts and other short-term
                                                             Debt                       borrowings               Total
                                                                       ---------------------------------------
                                                                        Current                        Total
                                                                       portion of        Other         short-
                                                                       long-term         short-        term
                                                                         debt           term debt      debt
                                                          -------------------------------------------------------------
             (in millions of euros)
E3 billion multicurrency revolving credit facility              -            -            3000         3000       3000
VUE - $ 1,62 billion loan                                       -            -            1573         1573       1573
Capital leases                                                274            -               -            -        274
Other secured debt                                            507(1)        20            1645(2)      1665       2172
                                                            -----         ----            ----         ----     ------
  Total secured debt                                          781           20            6218         6238       7019
                                                            -----         ----            ----         ----     ------
VUE preferred shares class A&B                               2507            -               -            -       2507
Other                                                        1355(1)       120             651          771       2126
                                                            -----         ----            ----         ----     ------
  Unsecured subsidiary debt                                  3862          120             651          771       4633
                                                            -----         ----            ----         ----     ------
Veolia Environnement exchangeable 2%                         1809            -               -            -       1809
Vivendi Universal convertible 1.25%                          1699            -               -            -       1699
Vinci exchangeable 1%                                         527            -               -            -        527
BSkyB exchangeable 1%                                           -         1440               -         1440       1440
Seagram remaining debt                                         98            -               -            -         98
Subordinated securities                                        25            -               -            -         25
Other                                                        1654(1)       416             312          728       2382
                                                            -----         ----            ----         ----     ------
  Other unsecured debt                                       5812         1856             312         2168       7980
                                                            -----         ----            ----         ----     ------
GROSS DEBT..............................................    10455         1996            7181         9177(3)   19632
                                                            =====         ====            ====         ====     ------
Cash and cash equivalents....................................................................................   (7295)
                                                                                                                ------
FINANCIAL NET DEBT...........................................................................................    12337
                                                                                                                ======

(1) Comprised of numerous individual items for a total of E2,309 million in fixed interest rate debt with interest rates ranging from 0% to 15%, maturing from 2004 to 2040 and E1,207 million in variable interest rate debt with interest rates ranging from LIBOR L-.58% to EURIBOR +3%, maturing from 2004 to 2012.

(2) Including E850 million revolving credit facility, Societe Generale E215 million and E275 million revolving credit facilities and CDC IXIS E200 million revolving credit facility.

(3) Bank overdrafts and other short-term borrowings are comprised of numerous individual items. Of the total, are E1,501 million in fixed interest rate debt with interest rates ranging from 1% to 6.5% and E7,676 million are variable interest rate debt with interest rates of EURIBOR +0% and U.S. Dollar LIBOR +5%.

     4.2 LONG-TERM DEBT DETAILED BY CURRENCY

                                    June 30,   December 31,
                                      2003         2002
                                   ---------   ------------
                                    (In millions of euros)
Euros                              E    3377     E     7146
U.S. dollars                            4862           2933
Other                                    273            376
                                   ---------     ----------
  Total long-term debt             E    8512     E    10455
                                   =========     ==========

                                                    Unaudited, French GAAP Basis

     NOTE 5 - INCOME TAXES

A reconciliation of the differences between the French statutory tax rate and Vivendi Universal's effective income tax rate is as follows:

                                                               June 30,        June 30,        December 31,
                                                                2003             2002              2002
                                                               --------        --------        ------------
                                                                 %                %                 %
French statutory rate                                           34,3             35,4              35,4
Nondeductible goodwill amortization                       (1)   53,0            (35,3)            (35,1)
Long-term capital gains/losses taxed at lower tax rates         (7,0)            (2,5)             (2,4)
Tax losses                                                      41,0              6,0             (13,4)
Other, net                                                       4,5             (6,7)              3,2
                                                               -----             ----             -----
Effective income tax rate                                      125,8             (3,1)            (12,3)
                                                               =====             ====             =====

(1) Including Vivendi Universal's interest in Veolia Environnement impairment as of June 30, 2003.

Since December 31, 2002, the tax assets and liabilities have not changed significantly. The tax liabilities include notably deferred taxes reported by Seagram related to DuPont share redemption, the treatment of which is being challenged by the US Internal Revenue Service. (Please refer to section 8.1 "Litigations"). As of December 31, 2002, the tax carry forwards amounted to E8,383 million.

The years ended December 31, 2000 to December 31, 2002 are subject to tax audits by the respective tax authorities of the jurisdictions in which Vivendi Universal has operations. Various taxation authorities have proposed or levied assessments for additional income taxes of prior years. Management believes that the settlements will not have a material effect on the results of operations, financial position or liquidity of Vivendi Universal.

     NOTE 6 - ADDITIONAL FINANCIAL STATEMENT INFORMATION

     6.1 OTHER FINANCIAL EXPENSE, NET OF PROVISIONS

                                                                                           Half-year ended June 30, 2003
                                                                                 ------------------------------------------------
                                                                                  Financial        Financial
                                                                                    expense        provisions,
                                                                                  (expense)/       (accrual) /
                                                                                    income          reversal            Total
                                                                                    ------          --------            -----
                                                                                              (in millions of euros)
Sale of InterActiveCorp warrants                                                       (329)             454                 125
Termination of LineInvest total return swap                                  (1)          -               97                  97
Settlement of put options on treasury shares                                           (104)             104                   -
Premium paid as part of Veolia Environnement exchangeable
  bond redemption                                                                       (63)              63                   -
Fees related to the implementation of the refinancing plan                              (33)               -                 (33)
Mark to market of various call options                                                    -              (42)                (42)
Provision on interest rate swaps                                                          -              (82)                (82)
Amortization of deferred charges related to bonds issuances, facilities
  and others                                                                                            (107)               (107)
Foreign exchange losses                                                                (145)               -                (145)
Other, net                                                                               11             (113)               (102)
                                                                                  ---------       ----------          ----------
                                                                                  E    (663)      E      374          E     (289)
                                                                                  =========       ==========          ==========

(1) In 2002, Vivendi Universal recorded a provision of E97 million ($100 million) to cover a market risk under the terms of the total return swap agreed with LineInvest in the case of payment by AOL Time Warner in its own shares in connection with the sale of certain preferred shares of AOL Europe. Following the termination of the total return swap and the payment in cash in May 2003, the provision was reversed. Please refer to section
     8.1.2 "Contingencies".

                                                    Unaudited, French GAAP Basis

                                                                                         Half-year ended June 30, 2002
                                                                                     -------------------------------------
                                                                                     Financial     Financial
                                                                                      expense     provisions,
                                                                                     (expense)/    (accrual)/
                                                                                      income        reversal        Total
                                                                                     ----------   -----------      -------
                                                                                             (in millions of euros)
Sale of Vinci shares                                                                      153                          153
Depreciation of investment in Elektrim Telekomunikacja                                                 (622)          (622)
Depreciation of investment in Echostar                                                                 (598)          (598)
Depreciation of investment in Hungarian  telecom                                                       (385)          (385)
Losses related to put options on treasury shares                                         (239)         (346)          (585)
Depreciation of investment in Sithe Energies                                                           (284)          (284)
Potential market risk on AOL Time Warner shares                                                        (270)          (270)
Depreciation of premium on Vivendi Universal call options granted to BNP                               (226)          (226)
Depreciation of DuPont shares                                                                          (173)          (173)
Contingent purchase price on Rondor Music                                                              (127)          (127)
Depreciation of Softbank Capital Partner investment                                                    (120)          (120)
Reversal of Vizzavi 2001 impairment based on the negociations with Vodafone                             130            130
Amortization of deferred charges related to bonds issuances, facilities and others                      (51)           (51)
Foreign exchange losses                                                                   (68)                         (68)
Other, net                                                                                  -          (330)          (330)
                                                                                      -------       -------        -------
                                                                                      E  (154)      E(3 402)       E(3 556)
                                                                                      =======       =======        =======

         6.2 EXCEPTIONAL ITEMS, NET (CAPITAL GAINS OR LOSSES, NET OF REVERSAL OF PROVISIONS)

                                                             Half-year ended June 30, 2003
                                                             -----------------------------
                                                                 Capital gain / (loss)
                                                             -----------------------------
                                                                (In millions of euros)
Disposition of Telepiu                                                  198
Disposition of Consumer Press Division                                  104
Disposition of Comareg                                                   43
Disposition of Canal + Technologies                                      21
Sale of fixed-line telecommunications in Hungary                         20
Sale of interest in Vodafone Egypt                                       16
Other, net                                                              (65)
                                                                   --------
                                                                   E    337
                                                                   ========

                                                             Half-year ended June 30, 2002
                                                             -----------------------------
                                                                Capital gain / (loss)
                                                             -----------------------------
                                                               (In millions of euros)
Disposition of 250 million of BSkyB shares                            1 588
Disposition of Veolia Environnement shares                              630
Disposition of busines-to-business and health divisions                (253)
Disposition of Canal Digital                                            144
Other, net                                                              (41)
                                                                  ---------
                                                                  E   2 068
                                                                  =========

         6.3 DEPRECIATION AND AMORTIZATION

                                                    Half-year ended June 30,
                                                      2003           2002
                                                    ---------      ---------
                                                     (In millions of euros)
Depreciation of property, plant and equipment             683         1 876
Goodwill amortization                                     466           642
Goodwill impairment                                       122        11 000
Amortization of other intangible assets                   323           438
                                                    ---------      --------
                                                     E  1 594      E 13 956
                                                    =========      ========

                                       34           Unaudited, French GAAP Basis

         6.4 SELECTED CONTRIBUTION DATA TO CONSOLIDATED STATEMENT OF CASH FLOWS AS OF JUNE 30, 2003

                                                                                 Vivendi
                                                         SFR         Maroc      Universal
                                                       Cegetel      Telecom   Entertainment
                                                       -------      -------   -------------
                                                            (in millions of euros)
Net cash provided by operating activities              E   899      E   268      E   354
Net cash provided by (used for) investing activities      (333)         (54)         150
Net cash used for financing activities                  (1 098)        (278)        (458)
Effect of foreign currency exchange rate changes on
cash and cash equivalents                                    -            -          (10)
                                                       -------      -------      -------
  CHANGE IN CASH AND CASH EQUIVALENTS                  E  (532)     E   (64)     E    36
                                                       =======      =======      =======

         NOTE 7 - BUSINESS SEGMENT DATA

Each reportable segment is a business unit that offers different products and services that are marketed through different channels. Segments are managed separately because of their unique customers, technology, and marketing and distribution requirements. As at June 30, 2003, main segments are the following:
SFR-Cegetel, Maroc Telecom, Universal Music Group, Vivendi Universal Entertainment, Canal Plus Group and Vivendi Universal Games. Management evaluates the performance of its segments and allocates resources to them based on several performance measures. There are no significant inter-segment revenues; however, corporate headquarters allocates a portion of its costs to each of the operating segments.

                7.1 STATEMENT OF INCOME

                                                                      Universal     Vivendi                  Vivendi
                                             SFR          Maroc         Music      Universal   CanalPlus    Universal
                                           Cegetel       Telecom        Group   Entertainment    Group        Games
                                           -------      ---------      -------   -------------  --------     -------
                                                                   (In millions of euros)
JUNE 30, 2003
Revenues                                   E 3 612       E   714       E 2 168     E  2 962     E  2 215     E   240
Operating expenses exc. depreciation        (2 248)         (316)       (2 052)      (2 374)      (1 745)       (248)
Depreciation and amortization                 (366)      E  (115)         (141)        (113)    E   (145)    E   (37)
Other                                          (14)      E     -           (17)          20     E    (80)    E    (7)
                                           -------       -------       -------     --------     --------     -------
Operating income (loss)                    E   984       E   283       E   (42)    E    495     E    245     E   (52)
                                           =======       =======       =======     ========     ========     =======

                                           Holding      Publishing       VTI                                  Total
                                              &         excluding     excluding                              Vivendi
                                          Corporate       Games         Maroc      Internet      Other      Universal
                                          ---------     ----------    ---------    --------     --------    ---------
                                                                   (In millions of euros)
JUNE 30, 2003
Revenues                                   E     -       E   169       E   194     E     60     E     30     E12 364
Operating expenses exc. depreciation          (119)         (145)         (145)         (82)         (42)    E(9 516)
Depreciation and amortization                  (21)           (8)          (36)         (17)          (7)    E(1 006)
Other                                          (14)            1           (10)         (35)          (9)    E  (165)
                                           -------       -------       -------     --------     --------     -------
Operating income (loss)                    E  (154)      E    17       E     3     E    (74)    E    (28)    E 1 677
                                           =======       =======       =======     ========     ========     =======

                                                                       Universal    Vivendi                   Vivendi
                                             SFR          Maroc         Music      Universal    CanalPlus    Universal
                                           Cegetel       Telecom        Group    Entertainment    Group        Games
                                           -------       -------       --------  -------------  ---------    ---------
                                                                       (In millions of euros)
JUNE 30, 2002
Revenues                                   E 3 442       E   716       E 2 873     E  3 151     E  2 344     E    336
Operating expenses exc. depreciation        (2 292)         (358)       (2 516)      (2 452)      (2 211)        (251)
Depreciation and amortization                 (402)      E  (154)         (228)        (125)    E   (213)    E    (46)
Other                                           (1)      E     -            40          (45)    E     12     E      -
                                           -------       -------       -------     --------     --------     --------
Operating income (loss)                    E   747       E   204       E   169     E    529     E    (68)    E     39
                                           =======       =======       =======     ========     ========     ========
DECEMBER 31, 2002
Revenues                                   E 7 067       E 1 487       E 6 276     E  6 270     E  4 833     E    794
Operating expenses exc. depreciation        (4 738)      E  (701)       (5 315)      (5 073)    E (4 609)    E   (623)
Depreciation and amortization                 (865)      E  (272)         (450)        (258)    E   (490)    E   (109)
Other                                          (15)          (46)           45         (123)         (59)           1
                                           -------       -------       -------     --------     --------     --------
Operating income (loss)                    E 1 449       E   468       E   556     E    816     E   (325)    E     63
                                           =======       =======       =======     ========     ========     ========

                                           Holding       Publishing      VTI                                Environment    Total
                                              &          excluding    excluding                              Services      Vivendi
                                          Corporate       Games         Maroc      Internet      Other        (1)(2)      Universal
                                          ---------      ---------    ---------    --------     --------    -----------  ----------
                                                                       (In millions of euros)
JUNE 30, 2002
Revenues                                   E     -       E 1 805       E   233     E     87     E     52     E 14 951    E  29 990
Operating expenses exc. depreciation          (161)       (1 629)         (167)        (171)         (68)
Depreciation and amortization                  (34)         (122)          (40)         (21)          (7)
Other                                            8             2            (1)           2         (109)
                                           -------       -------       -------     --------     --------     --------    ---------
Operating income (loss)                    E  (187)      E    56       E    25     E   (103)    E   (132)    E  1 011    E   2 290
                                           =======       =======       =======     ========     ========     ========    =========

DECEMBER 31, 2002
Revenues                                   E     -       E   663       E   461     E    174     E     87     E 30 038    E  58 150
Operating expenses exc. depreciation          (483)         (638)         (331)        (301)        (134)
Depreciation and amortization                  (57)          (24)          (83)         (41)         (20)
Other                                         (125)            1            (3)         (64)        (232)
                                           -------       -------       -------     --------     --------     --------    ---------
Operating income (loss)                    E  (665)      E     2       E    44     E   (232)    E   (299)    E  1 911    E   3 788
                                           =======       =======       =======     ========     ========     ========    =========

(1) Includes Veolia Environnement accounted for by using the equity method since December 31, 2002.

(2) The results published by Veolia Environnement may differ from those presented by Vivendi Universal where non-material, inter-segment transactions impact the financial contribution from Veolia Environnement to the accounts of Vivendi Universal. Furthermore, the definition of operating income (loss) used by Vivendi Universal differs from the EBIT figure published by Veolia Environnement, as the latter does not include restructuring charges.

         7.2 BALANCE SHEET AND CONSOLIDATED STATEMENT OF CASH FLOWS

                                                    Unaudited, French GAAP Basis

                                                Universal     Vivendi                  Vivendi
                                SFR     Maroc     Music      Universal    Canal Plus  Universal
                              Cegetel  Telecom    Group    Entertainment    Group       Games
                              -------  -------  ---------  -------------  ----------  ---------
                                                 (In millions of euros)
JUNE 30, 2003
Goodwill                      E 4 054  E   783  E   6 015  E      7  035  E    3 817  E      46
Other intangible assets       E 1 206  E   323  E   3 066  E      5  642  E    1 703  E     280
Investments accounted
 for using the equity method  E   318  E     -  E      17  E         727  E      239  E       -
Total assets                  E 9 634  E 3 264  E   11081  E     18  615  E    8 604  E     904
Capital expenditures          E   330  E    56  E      19  E          55  E       83  E       5

                               Holding   Publishing     VTI                        Total
                                  &       excluding  excluding                    Vivendi
                              Corporate    Games       Maroc    Internet  Other  Universal
                              ---------  ----------  ---------  --------  -----  ---------
June 30, 2003
Goodwill                      E      47  E       39  E      34  E     12  E   5  E  21 887
Other intangible assets       E      90  E       11  E      46  E      1  E   3  E  12 371
Investments accounted
 for using the equity method  E      50  E        1  E       -  E      -         E   1 352
Total assets                  E   4 540  E      330  E     938  E     89  E 904  E  58 903
Capital expenditures          E       1  E        2  E      25  E      1  E (34) E     543

                                                Universal     Vivendi                  Vivendi    Holding   Publishing     VTI
                                SFR     Maroc     Music      Universal    Canal Plus  Universal      &      excluding   excluding
                              Cegetel  Telecom    Group    Entertainment    Group       Games    Corporate    Games       Maroc
                              -------  -------  ---------  -------------  ----------  ---------  ---------  ----------  ---------
                                                (In millions of euros)
DECEMBER 31, 2002

Goodwill                      E   919  E   793  E   5 479  E       8 637  E    3 957  E      74  E      48  E      104  E      38
Other intangible assets       E 1 205  E   333  E   4 218  E       5 480  E    2 895  E     303  E      64  E       96  E      91
Investments accounted
  for using the equity method E   316  E    -   E      31  E         859  E      320  E       -  E     382  E       (5) E       -
Total assets                  E 7 190  E 3 509  E  12 581  E      21 302  E   11 158  E   1 002  E   9 081  E      710  E   1 444
Capital expenditures          E   595  E   257  E      92  E         167  E      443  E      15  E      17  E        9  E     115

                                                     Environmental      Total
                                                        Service        Vivendi
                                Internet    Other         (1)         Universal
                                --------    -----    -------------    ---------
DECEMBER 31, 2002

Goodwill                        E      8    E    5   E           -    E  20 062
Other intangible assets         E     17    E    4   E           -    E  14 706
Investments accounted
  for using the equity method   E      -    E    -   E           -    E   1 903
Total assets                    E    138    E1 218   E           -    E  69 333
Capital expenditures            E     13    E    6   E       2 405    E   4 134

(1) Includes Veolia Environnement accounted for by using the equity method since December 31, 2002.

         NOTE 8 - COMMITMENTS, CONTINGENCIES AND LITIGATION

         8.1 COMMITMENTS AND CONTINGENCIES

                  8.1.1. Contractual obligations and commercial commitments given

Vivendi Universal and its subsidiaries have various contractual obligations and commercial commitments, which have been defined as items for which Vivendi Universal is contractually obligated or committed to pay a specified amount at a specific point in time. Certain of these items are required to be recorded as liabilities in our consolidated financial statements, for example long-term debt. Others, such as certain purchase commitments and other executory contracts are not permitted to be recognized as liabilities in our consolidated financial statements, but are required to be disclosed. The following table summarizes Vivendi Universal's significant contractual obligations and commercial commitments at June 30, 2003:

                                                                                       Payments due in
                                                      -------      -----------------------------------------------------
                                                       Total        2003         2004        2005-2007      2008 & after
                                                      -------      -------     --------     ----------     -------------
RECORDED AS LIABILITIES IN THE CONSOLIDATED                                  (In millions of euros)
BALANCE SHEET
Long-term debt                                   (1)    8 512            -          910          1 046             6 556
Bank overdrafts and other short-term borrowings         8 334        5 643        2 691              -                 -
Sports rights                                    (2)      963          219          421            323                 -
Broadcasting rights                              (3)      461          121          147            146                47
Creative talent and employment agreements        (4)      229           50           46             55                78
Other                                                     124           96           28              -                 -
                                                      -------      -------     --------     ----------     -------------
Total                                                 E18 623      E 6 129     E  4 243     E    1 570     E       6 681
                                                      =======      =======     ========     ==========     =============

                                                                                 Payments due in
                                                   --------     -----------------------------------------------------
                                                     Total        2003         2004       2005-2007      2008 & after
                                                   -------      -------     --------     ----------     -------------
OTHER CONTRACTUAL OBLIGATIONS AND COMMERCIAL                               (In millions of euros)
COMMITMENTS
Operating leases                              (5)  E 1 246      E   173     E    240     E      446     E         387
Broadcasting rights                           (3)    1 690          439          389            618               244
Creative talent and employment agreements     (4)    1 387          414          529            347                97
Real estate defeasance                        (6)      828            -            -              -               828
Public service contracts                      (7)      168            4            8             24               132
Other                                                  826          118          138            334               236
                                                   -------      -------     --------     ----------     -------------
Total                                              E 6 145      E 1 148     E  1 304     E    1 769     E       1 924
                                                   =======      =======     ========     ==========     =============

(1) Long-term debt, including capital lease obligations of E183 million, which French GAAP requires to be recognized as long-

                                                    Unaudited, French GAAP Basis
term debt when the lease contract includes a purchases option, known in France as "credit bail" (see Note 4).

(2) Exclusivity contracts for broadcasting sporting events by Canal Plus Group recorded in other non-current liabilities.

(3) Primarily exclusivity contracts for broadcasting future film productions, acquisitions of program catalogs and leasing of satellite capacity at VUE.

(4) Agreements in the normal course of business, which relate to creative talent and employment agreements principally at UMG.

(5) Lease obligations assumed in the normal course of business for rental of buildings and equipment.

(6) Lease obligations related to real estate defeasances. In April 1996, the disposal to Philip Morris Capital Corporation of three office buildings under construction was accompanied by a 30-year lease back agreement effective upon completion of the buildings. Two of the buildings were completed in April 1998 and the third in April 2000. The annual rental expenses approximate E34.4 million. In December 1996, three buildings in Berlin were sold and leased back under ten to thirty year leases at an annual rental expense of approximately E29.6 million. Whenever the difference between Vivendi Universal's rental obligation under the leases and the market rent received by Vivendi Universal is unfavorable, a provision is accrued.

(7) As the contractor of public telecommunication services of the Principality of Monaco, Monaco Telecom has an obligation to pay annual fees that are linked to the growth of the gross margin of the basic service as defined in the concession contract (with a minimum of E7,9 million per year). The concession will end in 2023.

         8.1.2. Contingencies

In addition to contractual obligations and commercial commitments given, Vivendi Universal and its subsidiaries have entered into various guarantees or other agreements pursuant to which they have contingent liabilities not recorded as liabilities on the balance sheet. The most significant contingencies at June 30, 2003 are summarized as follows:

SFR-CEGETEL

(a) In connection with the August 2001 sale of AOL Europe (AOLE) Category E preferred shares by Canal+ Group and SFR-Cegetel to LineInvest, Vivendi Universal entered into a total return swap agreement with the latter. LineInvest is a special purpose vehicle in which Vivendi Universal has no ownership interest created in connection with the transaction. Under the terms of the agreement, SFR-Cegetel and Canal+ Group retained the financial risk on the value of the AOLE preferred shares up to a share of 66% and 34%, respectively, through a mirror total return swap with Vivendi Universal. In December 2002, a portion of the total return swap between Vivendi Universal and LineInvest was transferred directly to SFR-Cegetel corresponding to its share (notional amount of $541.3 million). As a result, Vivendi Universal continued to guarantee the Canal+ Group commitment (notional amount of $270.7 million). Under the arrangements, SFR-Cegetel and Vivendi Universal were obligated to repay the notional amounts of the swaps to LineInvest on April 7, 2003 and October 30, 2003, respectively.

In April 2003, AOL Time Warner (AOL-TW) has exercised its call option on the AOL Europe shares held by LineInvest and has decided to make a cash payment of $812.5 million. The AOL Europe shares in question were received by Vivendi Universal in exchange for its 55% interest in AOL France in March 2001. They were sold afterwards to LineInvest. This transaction has no impact on Vivendi Universal's cash position as a result of the terms of the total return swap put in place in August 2001 with LineInvest.

(b) The shareholders agreement between Cegetel Groupe SA and Societe Nationale des Chemins de Fer Francais (SNCF) related to their interest in Telecom Developpement includes exit conditions for both parties in certain specific circumstances at a price still to be determined. As a consequence of the merger between Cegetel SA and Telecom Developpement expected to take place in the last quarter of 2003, these exit conditions will be amended (Please refer to section 9 "Subsequent events").

(c) In connection with the 3G UMTS license granted to SFR by the French government in 2001, we are committed to make future license payments equal to 1% of 3G revenues earned when the service commences, currently expected to be in 2004.

(d) Cegetel has provided miscellaneous guarantees in connection with operating activities. The total guarantees approximate E37 million, of which the largest is a guarantee made in relation to a credit agreement between Societe Financiere de Distribution, a distribution company in which Cegetel has an equity investment, and Credit Mutuel for approximately E24 million, which expires in July 30, 2006.

MAROC TELECOM

(a) In connection with the acquisition of its 35% interest in Maroc Telecom, Vivendi Universal granted a put option to the Kingdom of Morocco related to a further interest in Maroc Telecom equal to 16% of the capital of the company. At the end of an appraisal proceeding to determine the exercise price starting September 1, 2003, the Kingdom of Morocco will be entitled to exercise its put option during a two month period (i.e. in October and November 2003, if no delay in the appraisal process has occurred). If the put option is not exercised during this first period, the option will be extended and the Kingdom of Morocco can decide to start the proceeding again at any time during an 18 month period following the end of the first put option period. The exercise price will be the fair market value of the shares independently determined by the appraisal procedure, except if the fair

                                                    Unaudited, French GAAP Basis
market value of the shares were between 85% and 115% of a reference price derived from the purchase price of Vivendi Universal's initial stake, the reference price would be used to determine the exercise price. In addition, Vivendi Universal has pledged its stake in Maroc Telecom to guarantee the payment of the above put option, if exercised. On September 2, 2003, Vivendi Universal announced that its Board of Directors approved a plan to increase its interest in Maroc Telecom SA to 51%.

UNIVERSAL MUSIC GROUP

(a) The initial 5-year term of UMG's 50% joint venture in the Roc-a-fella record label was to end on February 28, 2002. Instead, the term was extended for 3 more years to February 28, 2005. UMG's joint venture partner has a put option in its interest that is exercisable on February 28, 2005, which was valued at E34 million at the time of the extension. At the time of the extension E19 million was paid as both an advance on the option and for a 3-year extension. Based on estimated performance, the potential liability if the put is exercised is between zero and E15 million.

(b) The original 3-year term of UMG's 50% joint venture in the Murder, Inc. Records label was extended as of February 10, 2002 for an additional 5 years until February 10, 2007. On the date 90 days after expiration or termination of the term, UMG is obligated to purchase its joint venture partner's 50% interest under a formula based on prior performance. It is not possible to predict the future performance of the joint venture, but based on recent performance being constant through the end of the term, the Group estimates the potential obligation at approximately $20 million.

(c) Universal Music Group has other contingent liabilities for an estimated total amount of E3.2 million.

VIVENDI UNIVERSAL ENTERTAINMENT

(a) In connection with Vivendi Universal's acquisition of the entertainment assets of InterActiveCorp, InterActiveCorp and Mr. Barry Diller received 5.44% and 1.50%, respectively, of the common interests in Vivendi Universal Entertainment LLLP (VUE), the group formed by combining such assets and those of the Universal Studios Group. Vivendi Universal agreed to certain put arrangements with respect to the common interests in VUE. Beginning on May 7, 2003, Mr. Barry Diller may put his common interests to Universal Studios, Inc. for $275 million. Beginning on May 7, 2010, InterActiveCorp may put its common interests to Universal Studios, Inc. for their fair market value. In each case, these amounts may, at Universal Studio Inc's election, be paid in cash or in Vivendi Universal shares.

Under the VUE Partnership Agreement, VUE is subject to a number of covenants for the benefit of the holder of the Class A Preferred Interests in VUE (currently InterActiveCorp), including a cap on indebtedness and a restriction on asset transfers. Certain of the covenants, including those specified above, would cease to apply if an irrevocable letter of credit were issued in an amount equal to the accrued value of such interests at maturity (approximately $2 billion in 2022). As a result of its reduced interests in InterActiveCorp following the sale of InterActiveCorp warrants during the first half of 2003, Vivendi Universal and its affiliates are no longer subject to the transfer restrictions resulting from the rights of first refusal granted to Mr. Diller and Liberty Media Corporation pursuant to the Stockholders Agreement7. Under agreements with InterActiveCorp, Universal Studios Inc. and its affiliates must, however, continue to hold the 56.6 million InterActiveCorp shares generally free of liens and in special purpose entities until satisfaction of the put or call on the Class B preferred interests in VUE issued to InterActiveCorp with an initial face value of $1.75 billion. In connection with this acquisition, the Class B preferred interests are actually subject to put/call provisions at any time following the 20-year anniversary of issuance (i.e., May 2022). InterActiveCorp may require Universal Studios, Inc. to purchase the Class B preferred interests, and Vivendi Universal or Universal Studios, Inc. may require InterActiveCorp to sell to it the Class B preferred interests, for a number of InterActiveCorp shares having a market value equal to the accreted face value of the Class B preferred interests at such time, subject to a maximum of 56.6 million. Mr. Diller will continue to hold a proxy on all such InterActiveCorp shares. In addition, Mr. Diller's broad standstill obligations under the Stockholders Agreement, including his obligation not to acquire Vivendi Universal or any of its subsidiaries, will continue to apply in accordance with the Stockholders Agreement.

In addition, Vivendi Universal has agreed to indemnify InterActiveCorp for any "tax detriment" (defined to mean the present value of the loss of InterActiveCorp's tax deferral on the transaction) arising from certain actions taken by VUE prior to May 7, 2017, including selling assets contributed by InterActiveCorp to VUE and repaying the $1.62 billion in debt used to finance the cash distribution made to InterActiveCorp at the closing.

(b) In connection with VUE's equity investment in Universal City Florida Hotel Venture (UCF-HV), a joint venture that operates Universal Orlando's hotels, Vivendi Universal has a commitment to cover its proportionate share of the operating expense shortfall, if any, of the hotels. The total is capped at $30 million per year, and Vivendi Universal's proportionate share is 25% or $7.5 million. To date, no expense shortfall has occurred and the guarantee has not been called.

(c) In connection with its equity investment in UCI/CIC (United Cinema International/Cinema International Corporation), a joint venture that operates international movie theatres, VUE has guaranteed lease payments for approximately $160 million (VUE's

---------------------------------
(7) Please refer to the Document de Reference (mainly pages 261 and 299). This Stockholders Agreement is disclosed on Vivendi Universal's website (http://www.vivendiuniversal.com)

                                                    Unaudited, French GAAP Basis

50% share). To date, none of these guarantees has ever been called as the joint venture has been able to meet its obligations.

(d) In connection with its 20% equity investment in MovieLink, a joint venture formed in February 2001 to provide film programming via the internet, VUE has committed to make capital contributions up to $30 million and may be obligated to fund payment obligations of MovieLink with respect to certain intellectual property liabilities in excess of $30 million. As of June 30, 2003, VUE has contributed $12.9 million and expects to contribute the remaining $17.1 million over the next several years pursuant to future capital calls that may be made from time to time. As MovieLink has only been operating since 2001, there is no assurance that the outstanding capital contributions will be sufficient to fund future operations.

(e) VUE has received an unfavorable legal judgment related to ITC Entertainment's "Streetscenes" film property, which it acquired as part of Seagram's acquisition of PolyGram. A surety bond of $27.8 million was issued in October 2001 in connection with this matter and counter-guaranteed by Vivendi Universal. The Court of Appeal reduced compensatory damages to $1.2 million, which VUE has paid. However, punitive damages have not yet been determined as VUE is awaiting new trial court proceedings.

(f) In 1987, Universal City, Florida entered into an agreement with a creative consultant to supply consulting services for a fee based on its gross revenues. The consultant is also entitled to a fee based on the gross revenues of all gated motion picture and/or television themed attractions owned or operated, in whole or in part, by (or pursuant to a license from) Universal City, Florida or MCA Inc. (now Universal Studios, Inc.), any of their partners or any of their affiliates ("comparable projects"), other than at Universal City, California. At present, the only theme park which may be a comparable project is VUE's partially owned park in Osaka, Japan. It is possible that comparable projects will be created in the future that would fall under the consulting agreement. For 2001, 2002 and half year 2003, the fees paid by Universal City, Florida for its parks were $16.6 million, $14.7 million and $6.2 million respectively. Fees with respect to the park in Japan were $13.2 million for 2001, $10.5 million for 2002 and $4 million for half year 2003. The consultant may also be entitled to participate in certain sales of equity by Universal City, Florida's partners and to participate in certain real estate development activities of Universal City, Florida's partners or their affiliates. Although the agreement has no expiration date, starting in June 2010, the consultant has the right under certain circumstances to terminate the periodic payments under the agreement and receive instead one payment equal to the fair market value of the consultant's interest in our parks and all comparable projects that have been open at that time for at least one year. If the parties cannot agree on the fair market value of that interest, it will be determined by a binding appraisal procedure. Universal City, Florida represented under the agreement that the consultant's interest in each of its parks and in any comparable projects will have priority over the interests of all financiers, lenders and others who may have an interest in that park or project. Universal City, Florida's obligations under the agreement are guaranteed by Universal Studios, Inc. and Universal Studios, Inc.'s obligations under that guarantee have in turn been assumed by VUE.

(g) In 1995, affiliates of VUE granted an executive officer an option (as amended in January 2000) to acquire 0.2% of their shares, subject to adjustment for certain changes in their capital structure and other extraordinary events. This option vests over a 10-year period commencing in 1995 and is exercisable by the officer in full for approximately $24.9 million. In connection with the acquisition of Seagram by Vivendi Universal on December 8, 2000, VUE recorded deferred compensation of $22.9 million, which represents the intrinsic value of the unvested portion of the option. This deferred compensation is being amortized over the remaining vesting period of the option.

CANAL PLUS GROUP

(a) In connection with the acquisition by Sportfive (Sport+ S.A. in 2001) of its three year right to broadcast English Premier League football matches, Vivendi Universal has agreed to provide a guarantee related to the payment of license fees, which is limited to L200 million and expires July 31, 2004, and of which 50% is counter-guaranteed by the RTL Group.

(b) Canal Plus Group has granted various put options to certain minority shareholders of its affiliates. These contingent liabilities are estimated by the Company at approximately E90 million, of which approximately E70 million are exerciseable in 2003.

VIVENDI TELECOM INTERNATIONAL

(a) In connection with the acquisition of its 55% interest in Monaco Telecom, Vivendi Universal granted a put option to the Principality of Monaco, which owns the remaining 45% of Monaco Telecom. The option grants the Societe Nationale de Financement in Monaco the right to sell to Compagnie Monegasque de Communication, a subsidiary of Vivendi Universal, at any time until December 31, 2009, its 45% interest in Monaco Telecom under the following terms: (a) prior to May 26, 2004, Societe Nationale de Financement can put (i) up to 29% of its interest in Monaco Telecom for approximately E51 million (or the proportionate value of E51 million if less than 29% is sold) and (ii) its residual 16% interest at fair value; (b) between May 26, 2004 and December 31, 2009, Societe Nationale de Financement can put its entire 45% interest at fair value. The option may be exercised in increments but each exercise must be for not less than 10% of the shares. The fair value of Monaco Telecom will be independently determined by an appraisal procedure.

                                                    Unaudited, French GAAP Basis

(b) In addition, Vivendi Telecom International has several contractual obligations mainly related to its business in Afghanistan for a total amount of about E12.7 million.

(c) In connection with its approximate 26% equity stake in the Xfera joint venture, the recipient of a third generation UMTS mobile telecommunications license in Spain acquired in 2000, Vivendi Universal entered into a E920 million surety contract related to performance guarantees granted to the Spanish government (notably capital expenditures related to the roll-out of the network and the coverage of the territory), which Vivendi Universal expected to be reduced to approximately E123 million following publication of the ruling of the Spanish government in April 2003.

The arrangements, with several vendors, were entered into to potentially finance amounts payable for network equipment up to a total amount of E1.0 billion. At the same time, a pledge of Xfera shares was provided to equipment vendors in connection with their financing contracts.

Following the promise to buy and sell signed on June 23, 2003, Vivendi Universal has agreed with FCC, ACS, Inversiones Aramayona, Acesa Telecom and Telvent - the purchasers - the sale of all of its shares in Xfera for the total price of E1. Upon the transfer of the shares, VTI shall be released from all liabilities assumed of shareholders of Xfera, except for those deriving from the Spectrum Fee Tax Claim for 2001, 2002 and 2003.

Under the terms of the transaction, the purchasers:

- put in place new license guarantees within 30 days, at which time the existing guarantees provided by Vivendi Universal in favor of the Spanish government were released.

- will also indemnify Vivendi Universal for any damages, costs or expenses arising out of certain disputes. On July 15, 2003, the license guarantees in the amount of E842 million that Vivendi Universal was carrying on behalf of Xfera were cancelled by a ministerial decision from the Spanish Telecommunications Ministry. In August and September 2003, the corresponding bank guarantees have been effectively terminated ("main levee").

Separately, Vivendi Universal has granted a counter guarantee in an amount of E48 million to a group of banks which have guaranteed the Spanish government in respect of the UMTS frequency spectrum. This amount has been brought up to 55 millions in September 2003.

HOLDING AND CORPORATE AND OTHER

(a) In connection with the Seagram merger, Vivendi Universal entered into a Shareholders' Governance Agreement with members of the Bronfman family, pursuant to which Vivendi Universal agreed, among other things, not to dispose of Seagram shares in a taxable transaction and not to dispose of substantially all of the assets acquired by Vivendi Universal from Seagram in a transaction that would trigger the Gain Recognition Agreement (GRA) entered into by the Bronfmans and result in recognition of taxable gain to them. Under the applicable US income tax regulations, to comply with the foregoing, Vivendi Universal must retain at least 30% of the gross assets or at least 10% of the net assets (values are determined as of December 8, 2000) until the end of the five year period ending on December 31, 2005. At the present time, Vivendi Universal is in compliance with this provision.

(b) On December 20, 2002, Vivendi Universal and Veolia Environnement entered into an agreement in order to finalize the separation of the two companies, following Vivendi Universal's disposal of 20.4% of Veolia Environnement's capital stock. Pursuant to this agreement, some of the guarantee and counter-guarantee agreements originally established between the two companies in June 2000 were modified as follows:

- Certain recurring expenses involving network renewal costs in the water and energy businesses were originally to be reimbursed by Vivendi Universal up to an initial limit of E15.2 million a year indexed over a period of 12 years. This limit has now been raised to E30.4 million indexed starting in the year 2002. The additional amount potentially due above the E15.2 million initial limit will, however, be payable only from January 2005 and bear interest at the legal rate. If the aggregate amount of replacement costs borne by Veolia Environnement were to exceed the initial limit of E228.6 million, this excess would be covered by Vivendi Universal up to a maximum amount of E76.2 million.

- Veolia Environnement's right to claim reimbursement of exceptional expenses, provided by the June 2000 agreement, has been removed.

- Certain matters relating to the implementation process of the counter guarantee agreement dated June 20, 2000 pursuant to which Veolia Environnement will indemnify Vivendi Universal for any costs, losses or expenses in connection with the subsidiary guarantees have been detailed.

- It has been agreed that the current Vivendi Universal interest in the company Aguas Argentinas will be retained by Vivendi Universal. Guarantees related to this company, which made up an amount of approximately $50 million, have been retained by Vivendi Universal above a first tranche of $5 million assumed by Veolia Environnement.

- Vivendi Universal has retained stakes in certain operating companies in the water sector for reasons relating to the transferability of the concession; these will be sold as soon as practicable and at the latest on December 31, 2004.

Separately, at June 30, 2003, Vivendi Universal continued to guarantee commitments made by Veolia Environnement subsidiaries for a total amount of approximately E265 million, including mainly: E156 million related to a perpetual loan issued by OTV, E62 million related to performance guarantees given to local authorities (Council of the shire of Noosa, Adelaide, and others) and E42 million of guarantees granted to financial institutions lending funds to US operating subsidiaries of Vivendi Water. All these commitments are being progressively transferred to Veolia Environnement and have been counter-guaranteed by the latter.

                                                    Unaudited, French GAAP Basis

(c) In connection with Vivendi Universal's December 2002 disposal of 82.5 million shares of Veolia Environnement shares to a group of investors, a call option was granted on the remaining 20.4% of Veolia Environnement (82.5 million shares) at a strike price equal to E26.5. This option can be exercised at any time until December 23, 2004. If it were to be exercised, it would provide Vivendi Universal with E2.2 billion of net cash proceeds. The remaining 82.5 million shares have been deposited in an escrow account (compte-sequestre) and have been pledged in favour of new investors as well as banks participating in the E2.5 billion Dual Currency Credit Facility and the E3 billion Multicurrency Revolving Credit Facility. Under an arrangement entered into in connection with the December 2002 disposal, Vivendi Universal has committed to pay an indemnity equal to E3 per call option to new investors in the event that the guarantees related to the E2.5 billion Dual Currency Credit Facility and the E3 billion Multicurrency Revolving Credit Facility are called or a default of payment occurs under specified significant credit facilities or bond issues.

(d) In connection with the sale of puts on its shares, Vivendi Universal had a remaining commitment, as at December 31, 2002, to buy 3.1 million shares at an exercise price of E50.50 during the first quarter of 2003. These puts were exercised in January and February 2003.

(e) A group of shareholders, which holds 19.7% of the shares of UGC, has a put option to sell these shares to Vivendi Universal. This option may be exercised at any time until December 31, 2007. The value of UGC shares covered by the put (currently estimated to date at E80 million) would be determined on the basis of a contractual formula. These put options are being renegotiated and the modes of their complete renunciation have been reviewed by an agreement on August 25th, 2003, which execution is submitted to the realization of various suspensive conditions.

(f) At June 30, 2003, three different bonds issued by Vivendi Universal are outstanding which are exchangeable into shares of Vinci, BskyB and Veolia Environnement. The terms of some of these bonds include early redemption features which allow the holders to require redemption of the outstanding bonds by Vivendi Universal prior to their due dates at a premium over the principal amount. Premiums potentially due to bondholders amounted to E119.4 million, of which E17.8 million would be cross-charged to Veolia Environnement under the terms of a contract associated with the issuance of the bonds. At June 30, 2003, accumulated provisions and allowances amounted to E74.9 million and also included a provision for the premium which was paid in July 2003 to holders of bonds exchangeable for BSkyB shares. Please note that the bonds which are exchangeable into Vinci shares were restructured in August 2003 and are described in section 4.1 " Financial Net Debt".

(g) Vivendi Universal has counter-guaranteed US financial institutions which have backed the issuance of surety bonds by local reinsurers in favour of Vivendi Universal operating companies for an amount of $55 million.

(h) In connection with the acquisition of Moviso, Vivendi Universal has a commitment to pay an earn-out if the result of this affiliate is above $47.5 million in 2003. This earn-out is capped at $20 million.

(i) Vivendi Universal has retained certain indemnification obligations to GenRe regarding the structure of two interest rate and indices swap agreement contracts terminated in December 2002. The Company believes that the likelihood that these obligations could materialize is remote.

(j) Various other miscellaneous guarantees which total approximately E189 million. In addition, subsidiaries grant guarantees, including in relation to vendor financing, in the ordinary course of business, and Vivendi Universal grants guarantees to financial institutions for its subsidiaries in their pursuit of their operational activity.

COMMITMENTS RELATED TO DIVESTITURES

(a) As part of the sale of Telepiu in April 2003, Vivendi Universal has granted standard guarantees to News Corporation and Telecom Italia. The Share Purchase Agreement includes limitation for the indemnification of all claims to E700 million (excluding the claims for defects or liens on Telepiu shares or claims arising from frauds). The claims have to be notified prior to the earlier of:
(i) 40 days after 2003 approval of Telepiu statutory financial statements for year ending 31/12/2003 or (ii) 30 October 2005. The claims related to, among others, tax, environmental, competion law or employment matters, are subject to the applicable statute of limitation.

Upon the terms of a support agreement entered into between Canal Plus Group and Telepiu at the time of the issuance of E350 million principal amount of Eurobonds by a financing subsidiary of Telepiu, Canal Plus Group has an obligation in favor of bond holders to provide financial support to Telepiu to compensate losses in Telepiu's statutory accounts. This obligation continues in effect following the sale of Telepiu. However, News Corp has provided a first demand bank guarantee to support the bonds, has entered into an identical support agreement with Telepiu and has agreed to indemnify fully Canal Plus Group in the event that its support undertaking is called.

(b) As part of the sale of Canal + Technologies in January 2003, Vivendi Universal has granted standard guarantees to Thomson. In addition, Vivendi Universal agreed to indemnify Thomson in case of specific third party claims up to 50% of costs, capped at

                                                    Unaudited, French GAAP Basis

E4.35 million for Vivendi Universal's share. Vivendi Universal has also agreed to grant a guarantee on payables from Canal+ subsidiaries for an initial amount of E3.8 million. This outstanding guarantee has been reduced to approximately E1.1 million as of June 30, 2003 and E34 000 as of September 15, 2003.

(c) In connection with the sale of fixed-line telecommunications in Hungary on May 13, 2003, Vivendi Telecom International has granted standard guaranties to Telmark related to tax liabilities and potential 2002 license payments to the Hungarian state. The indemnification, if any, will first reduce the amount of the promissory note that was issued for E10 million as part of the payment of the sale and which will mature in 4 years' time.

(d) The sale agreement relating to the sale of Vivendi Universal Publishing's business-to-business and health divisions to Cinven carries a price adjustment clause based on the accounts of June 30, 2002 and a guarantee clause, valid until December 31, 2004, related to liabilities up to E500 million per division.

(e) In connection with the sale of VUP's European publishing activities to Investima 10, except with respect to claims for indemnification related to tax matters, the purchaser shall only be indemnified for claims which exceed in the aggregate E15 million and then only to the extent of such excess. In no event shall the aggregate indemnification to be paid by seller exceed 20% of the adjusted Share Purchase Price (i.e. E240 million), other than with respect to tax matters and losses based upon a breach of representations or warranties with respect to capitalization, authorization, consents and approvals, non-contravention and transfers of real estate since December 31, 2001. Additionally VUP and VU specifically indemnify the purchaser for losses based upon (a) a breach of representations or warranties with respect to the Ivry Distribution Centre, (b) claims under guarantees including in respect to shares, equity interests, or real estate previously sold, (c) property disposals mentioned in the contract, (d) dormant or in liquidation subsidiaries not related to the sold activities when they were active, (e) deferred purchase price obligations, (f) liabilities not related to the purchased business, (g) clauses of "retour a meilleure fortune", (h) VUP transferred employee profit sharing scheme, (i) the purchased assets to VUP (other than company stock)" and
(j) certain losses of Larousse-Bordas. With respect to clauses (b) and (f) only, the purchaser shall only be indemnified for claims which exceed in the aggregate E500,000 and then only to the extent of such excess.

(f) Vivendi Universal has jointly granted with Vivendi Communications North America (VCNA) a guarantee to Versailles Acquisition Corporation, the vehicle which acquired Houghton Mifflin. In the event of a breach of representations and warranties, except in respect of tax matters or title to shares, no indemnification shall be made unless and until the aggregate amount of losses sustained by the purchaser exceeds $20 million in which event the seller will be required to pay only the amount of losses in excess of $20 million. In no event shall the aggregate indemnification exceed 10% of the Purchase price (i.e. $166 million), except with respect to due organization or title to shares. In the event of a claim for breach of representations and warranties other than in respect of title to shares, the amount of losses from such claim covered by the indemnification will have to be (or reasonably be expected to be) at least $1 million.

(g) As part of the sale of Consumer Press Division in February 2003, Vivendi Universal has granted certain standard guarantees to the Socpresse Group up to E30 million valid until June 30, 2004 (except for fiscal or social matters). The purchaser shall only be indemnified for claims which exceed E1.5 million.

(h) As part of the sale of Comareg in May 2003, Vivendi Universal has granted certain standard guarantees to the France Antilles Group up to E60 million valid until June 30, 2004 (except for fiscal or social mattters). The purchaser shall only be indemnified for claims which exceed E1 million. In addition the France Antilles Group has agreed to counter guaranty the Group regarding any commitment granted to Mediapost in connection with the sale of Delta, a Comareg's affiliate.

(i) As part of the sale of the 50% stake held by Vivendi Net UK Ltd in Vizzavi Limited and Vizzavi Europe Holding BV to Vodafone, in August 2002, Vivendi Universal has granted certain standard guarantees to Vodafone up to its initial 50% share in Vizzavi.

(j) On December 21, 2001, Vivendi Universal completed the sale of its spirits and wine business to Diageo plc and Pernod Ricard S.A. Under the Stock and Asset Purchase Agreement relating to that sale, Vivendi Universal provided certain indemnities to the purchasers including, among others, an indemnity for breaches of representations and warranties to a maximum of US$1 billion; however, any individual claim for breach of representation and warranty must exceed $10 million to qualify for indemnification and the purchasers would only receive indemnification for any such qualified claims which exceed $81.5 million in the aggregate. Vivendi Universal's obligation to indemnify the purchasers with respect to substantially all of these representations and warranties expired on June 21, 2003 as to any claim not made prior to such date. We did not receive any material claims by that date and have no knowledge of any pending material claims.

(k) In connection with the sale of its 49.9% interest in Sithe to Exelon in December 2000, Vivendi Universal has granted guarantees on its own representations and those of Sithe. The claims other than those made in relation to foreign subsidiaries are capped at $480 million. In addition, they can be made if they exceed $15 million, except if they are related to foreign subsidiaries and the disposal of some electrical stations to Reliant in February 2000. Some of these guarantees will expire December 18, 2005.

                                                    Unaudited, French GAAP Basis

The sale of the remaining stake, excluding Asian subsidiaries occurred in December 2002, to Apollo has been covered by a guarantee valid until December 18, 2004.

(l) As part of the sale of real estate assets in June 2002 to Nexity, Vivendi Universal granted two autonomous first demand guarantees, one for E40 million and one for E110 million for the benefit of several subsidiaries of Nexity (SAS Nexim 1 to 6). The guarantees are effective until June 30, 2017. These autonomous guarantees have completed the one issued by Sig 35, Vivendi Universal's subsidiary, to SAS Nexim 1-6 in connection with guarantee contracts dated June 28, 2002. It is effective during 5 years, from June 28, 2002, except litigations (valid until the end of proceedings), tax, custom, and social liabilities subject to a statute of limitation plus 3 months and the decennial guarantee applicable to real property works.

(m) In connection with the sale of hotels to the consortium ABC in 1999, Vivendi Universal delivered a commercialization guarantee effective until December 2004, capped at 80% of the value of each hotel, and guarantees related to social and tax liabilities subject to a statute of limitation.

(n) In connection with the sale of the La Defense to Unibail in 1999, Vivendi Universal granted certain guarantees related to the ownership of real estate assets, administrative authorizations, preemption rights and the validity of the share capital of companies are still effective as well as tax and social ones.

In the case of vendor guarantees issued in 2003 and prior, to the best of our knowledge we have received no material claims to date.

         8.2 LITIGATION

Vivendi Universal is subject to various litigation in the normal course of its business. Although it is not possible to predict the outcome of such litigation with certainty, based on the facts known to us and after consultation with counsel, management believes that such litigation will not have a material adverse effect on our financial position or results of operations. A summary of the ongoing litigation against the Company is contained in the Company's "Document de Reference" and Form 20-F for the year ended December 31, 2002. The following paragraphs update those disclosures through the date hereof:

Transfer of Broadcasting Rights for Soccer Premier League Matches to Canal+ and Kiosque

On April 29, 2003, the Court of Appeal in Paris approved the agreement between Canal +, Kiosque and the Professional Football League, whereby the previous contract's term was extended for an additional year and the parties renounced any further claim with regard to this matter.

Investigation in France relating to certain financial accounts and information

Vivendi Universal's application to join the ongoing action as a plaintiff was accepted by order of the French Tribunal de Grande Instance dated January 14, 2003. The other plaintiffs (a French association of minority shareholders and the president of that association) appealed against that order. The Appeal Court in Paris confirmed the order and Vivendi Universal's application to join the action as a plaintiff on June 25, 2003.

Securities class action litigation

The Court heard oral argument on the motions to dismiss filed by Vivendi Universal, Mr. Messier and Mr. Hannezo on May 15, 2003. The Court's decision on those motions is still pending.

On August 6, 2003, GAMCO Investors, Inc., an investment advisor and member of the putative class pleaded in the shareholder class action litigation, filed its own suit against Vivendi Universal in the United States District Court for the Southern District of New York, as GAMCO Investors, Inc. v. Vivendi Universal, S.A. (C.A. No. 03 CV 5911). Plaintiff alleges violation of the Securities Exchange Act of 1934, as well as common law fraud and negligent misrepresentation under New York state law. In the opinion of Vivendi Universal, plaintiff's allegations are based upon substantially the same underlying circumstances and events identified in the ongoing shareholder class action litigation. By Order dated September 2, 2003, the Court ordered that the GAMCO suit be consolidated with the shareholder class action litigation for all purposes. Plaintiff has filed a motion challenging the Court's consolidation Order, which Vivendi Universal intends to oppose.

Liberty Media claims

On May 13, 2003, the Court issued an order consolidating, for all pre-trial purposes, the Liberty Media suit with the securities class action litigation pending in the United States District Court for the Southern District of New York. Vivendi Universal, Mr. Messier and Mr. Hannezo have each filed a separate motion to dismiss plaintiffs' complaint. Plaintiffs filed papers in opposition on September 12, 2003. Defendants' papers in reply are due October 10, 2003.

Partnership Agreement between Vivendi Universal and InterActiveCorp

In connection with Vivendi Universal's acquisition of the entertainment assets of InterActiveCorp. (formerly known as USA Interactive, or USAi, and prior thereto as USA Networks, Inc.), certain of Vivendi Universal's affiliates entered into an amended

                                                    Unaudited, French GAAP Basis
and restated limited liability limited partnership agreement of Vivendi Universal Entertainment LLLP, or VUE (the group formed by combining such assets and those of Universal Studios Group), dated as of May 7, 2002 (the "Partnership Agreement"), with InterActiveCorp. and certain of its affiliates and Mr. Barry Diller. Pursuant to the Partnership Agreement, certain affiliates of Vivendi Universal, InterActiveCorp. and certain of its affiliates and Mr. Barry Diller received approximately 93.1%, 5.4% and 1.5%, respectively, of the common interests in VUE. A subsidiary of InterActiveCorp. also received preferred interests in VUE, with initial face values of $750 million and $1.75 billion. There is a disagreement among the parties relating to the interpretation of the provision for tax distributions set forth in the Partnership Agreement.

InterActiveCorp. has advised Vivendi Universal and has publicly disclosed that it believes VUE is obligated, pursuant to the Partnership Agreement, to make cash distributions after the close of each taxable year with respect to the taxable income of VUE allocated to InterActiveCorp's preferred interests for such taxable year. Although InterActiveCorp. has stated that the actual amounts of cash distributions that it believes are payable with respect to taxable income allocated to the preferred interests would depend on several factors, it has estimated that those cash distributions could have a present value to InterActiveCorp. of up to approximately $620 million. Vivendi Universal believes that InterActiveCorp.'s position is without merit and has so advised InterActiveCorp.

On April 15, 2003, InterActiveCorp. and one of its affiliates filed suit against Vivendi Universal, USI Entertainment, Inc. and VUE in the Court of Chancery of the State of Delaware. That suit is captioned USA Interactive, et al. v. Vivendi Universal, S.A., et al., (CA No. 20260-NC). Vivendi was served with the complaint on April 24, 2003. Plaintiffs seek an order requiring specific performance of what they contend to be VUE's obligation to make tax distributions to InterActiveCorp. and its affiliates, as well as a declaration from the Court that VUE is obligated to make cash distributions to USAi and its affiliates in that amount.

To date the disagreement remains unresolved. Vivendi Universal believes that the InterActiveCorp. plaintiffs' claims are without merit, and Vivendi Universal intends to defend against such claims vigorously.

TVT Records and TVT Music

On August 20, 2002, TVT Records and TVT Music (collectively, "TVT") filed suit in federal court in New York against The Island Def Jam Music Group ("IDJ") and its Chairman, Lyor Cohen ("Cohen"), for breach of contract, tortious interference with contract, promissory estoppel, and fraud in connection with TVT's claim that IDJ and Cohen blocked the delivery of an album to TVT by the band CMC. TVT also alleged related copyright infringement claims against IDJ. After a trial on liability in March 2003, IDJ and Cohen were found liable for breach of contract, tortious interference with contract, fraudulent concealment and copyright infringement. Following the subsequent damages trial, on May 6, 2003, the jury awarded TVT $132 million comprised of approximately $24 million in compensatory damages and $108 million in punitive damages. IDJ and Cohen filed post-trial motions on June 16, 2003, seeking to set aside the jury's verdict. On September 2, 2003, the Court ordered a remittitur (or reduction) in the amount of punitive damages imposed by the jury on IDJ and Cohen; the reduction totaled $78,875,000. TVT elected to accept the reduced amount ($54,429,361) rather than pursue a new trial, and on September 23, 2003, the Court issued an amended final judgment against IDJ and Cohen in this amount. Notwithstanding the reduction in the judgment, IDJ and Cohen intend to appeal. In a September 17, 2003, order, the Court ruled that, in lieu of a surety bond, it would accept cash as security for the judgment against IDJ and Cohen. Accordingly, cash equivalent to 111% of the amended final judgment, together with interest through the date the amended final judgment is entered on the Court's docket, will be deposited in an interest-bearing account maintained by the Court as security for the judgment.

Messier Termination Agreement

On June 27, 2003, an arbitration panel in New York awarded Jean-Marie Messier (Vivendi Universal's former CEO and chairman) the sum of E 20,555,342 (together with interest and costs) on account of bonus and severance pay pursuant to a Termination Agreement executed by Mr. Messier and Vivendi Universal dated July 1, 2002. On July 2, 2003, Mr. Messier filed a Petition to Confirm the Arbitration Award before the Supreme Court of the State of New York. In response, Vivendi Universal submitted a motion to dismiss Mr. Messier's petition and to vacate the Arbitration Award, or, alternatively, to stay the proceeding. On July 9, 2003, the French Tribunal de grande Instance de Paris (Regional Court of Paris) -- in response to a petition filed by the French Commission des operations de bourse ("COB") -- ordered that any money owed by the Company to Mr. Messier in relation to the Termination Agreement be paid into an escrow account under the supervision of the Batonnier de l'Ordre des avocats de Paris (President of the Paris Bar) until such time as the general shareholders of Vivendi Universal vote on the Termination Agreement. The COB, as well as the Association pour la Defense des Actionnaires Minoritaires (an organization of French minority shareholders), also filed amicus briefs in the New York state court action arguing against payment of the arbitration award to Mr. Messier. On August 11, 2003, the President of the Paris Commercial Court issued orders (i) allowing Vivendi Universal to initiate proceedings on a fast-track basis against Mr. Messier and Mr. Licoys (Vivendi Universal's former Chief Operating Officer who signed the Termination Agreement), and (ii) for the provisional attachment in Vivendi Universal's hands of any money owed by the Company to Mr. Messier in relation to the Termination Agreement.

On September 15, 2003, the Supreme Court of the State of New York issued an order confirming the arbitration award and directing that judgment be entered in Mr. Messier's favor. Vivendi Universal immediately sought a stay of execution from the

                                                    Unaudited, French GAAP Basis

Court, which was denied. On September 17, 2003, Vivendi Universal sought an emergency stay from the Appellate Division of the Supreme Court of the State of New York. The Appellate Court did not grant a stay, but issued an order precluding Mr. Messier from obtaining any funds resulting from enforcement of the award against Vivendi Universal without further court order. Vivendi has filed an appeal against the order issued by the Supreme Court of the State of New York.

Vivendi Universal intends to continue to oppose any payment to Mr. Messier using all legal options available to it. In light of the legal proceedings pending in France and the United States, as described herein, the management of the Company have decided not to accrue any reserve with respect to Mr. Messier's claims.

On September 26, 2003, Mr. Messier filed suit against Vivendi Universal and certain of its subsidiaries and affiliates in the Supreme Court of the State of New York. That suit is captioned Jean-Marie Messier v. Vivendi Universal, S.A., et al. (No. 603045/03). Mr. Messier alleges that defendants have breached the Arbitration Agreement governing the arbitration described above by challenging the Arbitration Award in France and the United States. Vivendi Universal believes Mr. Messier's claims to be without merit and intends to defend against them vigorously.

S.E.C. Lawsuit Related to the Messier Arbitration Award.

On September 16, 2003, the S.E.C. filed a lawsuit against Vivendi Universal in the United States District Court for the Southern District of New York seeking a temporary order pursuant to Section 1103 of the Sarbanes-Oxley Act of 2002 requiring Vivendi Universal to place any proposed "extraordinary payments" to Mr. Messier -- including the arbitration award -- in an interest-bearing account subject to Court supervision. The suit is captioned Securities and Exchange Commission v. Vivendi Universal, S.A., (No. M-11-03). On September 24, 2003, the Federal Court issued two orders, namely: (1) an "Order to Temporary Escrow Pursuant to Section 1103 of the Sarbanes-Oxley Act", requiring Vivendi Universal to deposit E 20,555,342 in an interest-bearing account subject to Court supervision, such funds to be disposed of only pursuant to further order of that Court; and (2) a "Temporary Order Enjoining Vivendi from Transferring Funds in Satisfaction of Arbitration Order and Enjoining Enforcement or Collection under Arbitration Order", precluding any persons (including Mr. Messier) from taking any action to execute or otherwise collect under the state court's judgment, and further precluding Vivendi Universal and its banks from transferring any funds or assets to Mr. Messier or anyone on his behalf. The Order to Temporary Escrow shall remain effective for 45 days, subject to a possible extension of a further 45 days at the discretion of the Court. If, before the end of that period, either Vivendi Universal or Mr. Messier is charged with violation of the U.S. federal securities laws, the Order shall remain in effect, subject to Court approval, until the conclusion of any legal proceedings relating thereto. If no charges are brought within that period, the escrow shall terminate.

Tax Treatment Reported by Seagram of Redemption of DuPont Shares

On August 21, 2003, Vivendi Universal received formal notification from the U.S. Internal Revenue Service ("IRS") that the IRS is challenging the tax treatment reported by Seagram of the redemption in April 1995 of 156 million of the DuPont shares held by Seagram. The IRS is claiming an additional tax of approximately $1.5 billion plus interest. Vivendi Universal will contest the IRS's claim in the U.S. Tax Court.

Vivendi Universal continues to believe that the tax treatment is fully compliant with U.S. tax laws in force at the time of the redemption. While the outcome of any controversy cannot be predicted with complete certainty, Vivendi Universal believes that this dispute with the IRS will be resolved so as not to have a material adverse effect on its financial statements as a whole. Vivendi Universal believes that it has adequately reserved in its financial statements with respect to this matter. For additional information concerning this matter, see "Item 8 -- Financial Information -- Litigation" in our Annual Report on Form 20-F for the year ended December 31, 2002.

Arbitration Proceedings between Elektrim S.A. and Deutsche Telekom

On August 22, 2003, Vivendi Universal and Vivendi Telecom International S.A. ("VTI") filed a request for arbitration before the London Court of International Arbitration against Elektrim S.A. ("Elektrim"), Elektrim Telekomunikacja Sp. z o.o. ("Telco") and Carcom Warszawa Sp. z o.o.. ("Carcom"). This arbitration was commenced pursuant to the Third Amended and Restated Investment Agreement between Elektrim, Telco, Carcom, Vivendi Universal and VTI, dated as of September 3, 2001 (the "Investment Agreement"). This dispute relates to whether the Investment Agreement is in full force and effect with respect to the management and control of Telco and representation rights of the shareholders.

On August 27, 2003, Elektrim filed a request for arbitration before the Arbitration Court of the Warsaw Chamber of Commerce against Telco. This arbitration was commenced pursuant to the Investment Agreement. This dispute also relates to whether the Investment Agreement is in full force and effect. For a more complete discussion of the arbitration proceedings involving Elektrim, see "Item 8 -- Financial Information -- Litigation" in our Annual Report on Form 20-F for the year ended December 31, 2002.

Investigation by the French Commission des operations de bourse ("COB")

On September 12, 2003, the COB issued its formal report following its investigation into certain practices at Vivendi Universal

                                                    Unaudited, French GAAP Basis
during the tenure of Jean-Marie Messier. The report indicates that its investigation might give rise to administrative sanctions against the Company under COB Regulation 98-07, which relates to the provision of information to the public. The COB's official notification to the Company invites Vivendi Universal to make any comments in response within 3 months from the date it will be given access to the entire file by the COB, which has not occurred yet. Vivendi is continuing to review and analyze the COB's report and will respond to the COB with its comments in the stated time period. Vivendi has cooperated fully with the COB in its investigation and will continue to do so.

     NOTE 9 - SUBSEQUENT EVENTS

     9.1 VIVENDI UNIVERSAL AND GENERAL ELECTRIC HAVE ENTERED INTO EXCLUSIVE NEGOCIATIONS FOR THE MERGER OF VIVENDI UNIVERSAL ENTERTAINMENT AND NATIONAL BROADCASTING COMPANY

On September 2, 2003, the Board of Directors of Vivendi Universal announced that Vivendi Universal and General Electric (GE) have signed an agreement for the two companies to conduct exclusive negotiations for a merger of Vivendi Universal Entertainment (VUE) and National Broadcasting Company (NBC).

The proposed transaction would result in GE, NBC's parent company, owning approximately 80% of the new company and Vivendi Universal owning approximately 20%. As part of the transaction, the shareholders of VUE would receive at closing approximately $3.8 billion of cash consideration from the monetization of GE's commitment to issue GE stock as well as the benefit of an approximately $1.6 billion debt reduction. Vivendi Universal would have the option to monetize the remaining 20% ownership interest in future years, as from 2006, at fair value. VU would hold three seats on the merged entity's board. Bob Wright, vice chairman of General Electric, and chairman and CEO of NBC, one of the most experienced executives in television, would lead the new company.

On September 2, 2003, GE has made the following comments on the planned transaction:

"Vivendi Universal and NBC announced today that they will commence exclusive negotiations for a merger of Vivendi Universal Entertainment (VUE) and NBC. We anticipate this exclusivity period will extend for approximately 4 weeks. While this announcement does not signify that we have reached a final agreement, it is a significant step forward in these well-publicized discussions so we thought it would be useful if we provided you some background on the potential deal:

-    This is a smart strategic deal for NBC.

- The valuation is reasonable, and the structure of the deal allows both parties to share in the incremental value creation from the combination. The proposed structure meets VU requirements for liquidity and financial flexibility.

- There are meaningful and realistic synergies between the two companies, and a talented and experienced leadership team well positioned to capture them.

- The transaction would be accretive for GE shareholders, with acceptable returns. The structure of the deal provides flexibility and risk mitigation for GE."

"SMART STRATEGIC TRANSACTION

The new company would have one of the broadest reaches of any television media company with some of the most compelling brands in the media business. The combination further strengthens NBC's position as a major content provider and packager:

- The No. 1-ranked NBC Television Network, with its leadership positions in all day-parts, and tremendous franchise assets of NBC News and NBC Sports.

- A major television production company, combining NBC Entertainment and UNIVERSAL TELEVISION, one of the major producers and distributors of television programming worldwide. The combined libraries comprise more than 32,000 TV episodes.

- A portfolio of leading cable networks, including USA NETWORK, SCI-FI CHANNEL, CNBC, MSNBC (jointly owned with Microsoft), Bravo, and TRIO

- The nation's best-managed and most-profitable TV stations group, with 10 of its 14 NBC stations No. 1 or No. 2 in their markets

- Spanish-language TV broadcaster Telemundo and 15 Telemundo stations, which reaches 91% of Hispanic TV households in the U.S.

- UNIVERSAL PICTURES, a world leader in the production and distribution of motion pictures, with a valuable library of more than 5,000 films

-    Interests in five theme parks.

The new company would have annual revenues of ~$13 billion (2003 proforma) with a broad balance of revenue sources, from advertising, cable subscription fees, production and syndication revenues, and theatrical revenues and film licensing fees. The continuing advancement of digital distribution vehicles provides new ongoing revenue opportunities for the strong content libraries of the new company.

With combined EBITDA of ~$3 billion (2003 proforma) and operating margins of ~20%, the new company would be one of the most profitable in the industry.

                                                    Unaudited, French GAAP Basis

While GE has previously chosen not to pursue the acquisition of theatrical movie studio assets because of the inherent volatility and unpredictability of the business, we believe:

-    The Universal Pictures team is a world leader with very solid performance.

- The film library is a great asset with multiple new revenue sources (e.g. DVD releases, Video-on-Demand, etc) that will serve to provide a more stable revenue base.

- Within the combined new company, theatrical revenues would comprise only ~10% of the total revenue base... a manageable element."

"REASONABLE VALUATION

The proposed terms value the combined company at approximately $42 billion using 2003 estimated EBITDA of ~$3 billion, implying a multiple of ~14x for both companies' assets. The VUE assets would be valued at ~$14 billion on ~$1 billion of 2003 estimated EBITDA. This multiple is well within the range of comparable transactions and is consistent with the trading ranges of television media equities."

"TRANSACTION STRUCTURE

The proposed structure would entail:

- The creation of a new company containing both VUE (~$14 billion of asset value) and NBC (~$28 billion of asset value).

- Vivendi would retain an ongoing ~20% ownership position in the new company (valued at ~$8.4 billion) after receiving ~$5.4 billion in immediate liquidity.

- GE would achieve ~80% ownership position (there are other interests representing less than 1% of the equity) in exchange for providing the liquidity in the form of the assumption of $1.6 billion of debt and the monetization of an issuance or firm commitment to issue up to $4.0 billion of GE stock.

- Vivendi would have the option to monetize the remaining ~20% ownership interest in future years (from 2006) at fair value. Obviously we believe the value creation opportunities will result in this being at higher valuation.

-    GE would have the first right to acquire the Vivendi position.

Bob Wright, vice chairman of General Electric, and chairman and CEO of NBC - one of the most experienced executives in television - would lead the new company.

We believe this structure best meets the interests of VU and GE shareholders by:

-    Meeting Vivendi liquidity goals

- Providing the best opportunity to maximize the value of the combined company, and therefore the value of each company's assets.

-    Meeting GE's financial, operational, and risk mitigation goals."

"OPERATIONAL SYNERGIES

We believe there are meaningful synergies in the combination of the operations of VUE and NBC. The teams have identified targets totaling $400 to $500 million annually (and growing) including both revenue (~25%) and cost (75%) opportunities. The cost opportunities, while large in absolute, would represent just ~5% of the combined entities cost base. The NBC management team has great credibility and is the industry leader driving profitability across the enterprise. NBC drove profitability in News operations when many believed that News should never be more than a cost center. In Sports, NBC has demonstrated excellent judgment in avoiding the massive losses associated with many of the professional sports contracts. In Stations, NBC is the first to implement the station operations hub infrastructure. NBC is the most profitable entity of its kind."

     9.2 MERGER OF CEGETEL AND TELECOM DEVELOPPEMENT

Cegetel Groupe SA and SNCF (The French National Railway Company) announced on July 23, 2003 the merger project between Cegetel SA (fixed line operator, company of Cegetel Group) and Telecom Developpement (network operator, joint subsidiary of SNCF and Cegetel Group). The shareholders (Vivendi Universal, Vodafone and SNCF) gave their consent to this operation which is expected to take place in the last quarter of 2003, subject to administrative authorization and regulatory approval. The new corporation will preserve the name of Cegetel andthe capital will be held up to 65% by Cegetel Group and 35% by SNCF.

     9.3 AGREEMENT ON SALE OF CANAL+ TELEVISION AB

In September, Vivendi Universal and Canal Plus Group signed an agreement regarding the disposition of Canal+ Television AB, the company in charge of its pay-television channel activities in the Nordic region, with a consortium made of equity firms Baker Capital and Nordic Capital. The transaction is based on an enterprise value of E 70 million, resulting in a net contribution to the Group's debt reduction of E 54 million, principally due to loan retirement. The agreement is submitted to the approval of the relevant administrative authorities and the closing of the transaction is due to take place in the course of the fourth quarter of 2003.

                                                    Unaudited, French GAAP Basis

                                                    Unaudited, French GAAP Basis

                                                    Unaudited, French GAAP Basis